SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 29, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Information of the Company

  Capital Composition

  Cash Dividends

Individual Financial Statements

Balance Sheets Assets

Balance Sheet Liabilities

Statement of income

Statement of Cash Flows

Statement of Changes in Shareholders' Equity

SCSE 01/01/2011 to 06/30/2011

SCSE 01/01/2010 to 06/30/2010

Value Added Statement

Consolidated  Financial Statements

Balance Sheets Assets

Balance Sheet Liabilities

Statement of income

Statement of Cash Flows

Individual Financial Statements

SCSE 01/01/2011 to 06/30/2011

SCSE 01/01/2010 to 06/30/2010

Value Added Statement

Comments on Performance

Financial Highlights

Other Information Considered Material by the Company

Opinions and Statements

 Report of the Special Review-Without Reservation

                                                              Page: 1

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

INFORMATION OF THE COMPANY/ CAPITAL COMPOSITION

NUMBER OF SHARES

(Units)	CURRENT QUARTER 06/30/2011

Paid-up Capital

Common	227,836,623
Preferred	0
Total	227,836,623

Treasury Shares

Common	0
Preferred	0
Total	0

                                                              Page: 2

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

INFORMATION OF THE COMPANY / CASH DIVIDENDS

Event	Approval	Earnings	Beginning of Payment	Type of Share	Class of Share	Earnings per Share (Reais/Share)
Board of Directors’ Meeting	12/14/2010	Interests on Shareholders’ Equity	06/27/2011	Common	-	2.00140

                                                              Page: 3

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/Balance Sheet Assets
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 06/30/2011	Previous Exercise 12/31/2010
1	Total assets	23,701,656	23,293,050
1.01	Current assets	3,428,666	3,574,874
1.01.01	Cash & Cash Equivalents	2,172,953	1,988,004
1.01.03	Receivables	1,037,436	1,108,819
1.01.03.01	Customers	876,984	971,047
1.01.03.02	Other Receivables	160,452	137,772
1.01.03.02.01	Balances with Related Parties	160,452	137,772
1.01.04	Inventories	37,044	36,090
1.01.06	Taxes Recoverable	26,324	108,675
1.01.06.01	Current Taxes Recoverable	26,324	108,675
1.01.08	Other Current Assets	154,909	333,286
1.01.08.03	Other	154,909	333,286
1.01.08.03.01	Restricted Cash	112,783	302,570
1.01.08.03.20	Other receivables	42,126	30,716
1.02	Noncurrent assets	20,272,990	19,718,176
1.02.01	Long-term assets	937,304	962,008
1.02.01.03	Receivables	375,556	352,839
1.02.01.03.01	Customers	375,556	352,839
1.02.01.06	Deferred Taxes	75,695	77,913
1.02.01.06.01	Deferred Income Tax & Social Contribution	75,695	77,913
1.02.01.08	Credit with Related Parties	197,271	231,076
1.02.01.08.03	Credit with Controlling Shareholders	197,271	231,076
1.02.01.09	Other Non-current Assets	288,782	300,180
1.02.01.09.03	Indemnifications Receivable	146,213	146,213
1.02.01.09.04	Judicial deposits	49,633	43,543
1.02.01.09.05	ANA – National Water Agency	65,609	62,540
1.02.01.09.20	Other receivables	27,327	47,884
1.02.02	Investments	16,566	8,262
1.02.02.01	Shareholdings	16,566	8,262
1.02.02.01.04	Other Equity Interests	16,566	8,262
1.02.03	Property, Plant and Equipment	201,026	206,384
1.02.04	Intangible	19,118,094	18,541,522
1.02.04.01	Intangible	19,118,094	18,541,522
1.02.04.01.01	Concession Contracts	10,836,347	10,732,557
1.02.04.01.02	Program Contracts	1,264,668	864,384
1.02.04.01.03	Service Contracts	6,134,597	6,096,862
1.02.04.01.04	Software License	3,797	7,937
1.02.04.01.05	New Business	17,816	11,228
1.02.04.01.06	Concession Contracts – Economic Value	524,598	517,278
1.02.04.01.07	Program Contracts - Commitments	336,271	311,276

                                                              Page: 4

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/ Balance Sheet Liabilities and Shareholders’ Equity
(In thousands of Brazilian reais - R$)(
Account code	Account Description	Current Quarter 06/30/2011	Previous Exercise 12/31/2010
2	Total liabilities and shareholders’ equity	23,701,656	23,293,050
2.01	Current liabilities	2,919,729	3,501,786
2.01.01	Labor and Social Security Obligations	273,281	246,325
2.01.01.01	Social Security Obligations	21,790	26,147
2.01.01.02	Labor Obligations	251,491	220,178
2.01.02	Suppliers	170,736	142,634
2.01.02.01	Domestic Suppliers	170,736	142,634
2.01.03	Tax Obligations	156,164	157,768
2.01.03.01	Federal Tax Obligations	152,260	153,233
2.01.03.01.01	Income Tax and Social Contribution Payable	28,466	0
2.01.03.01.02	COFINS and PASEP (taxes on revenue) payable	50,908	48,149
2.01.03.01.03	INSS (Social security contribution), payable	27,222	24,112
2.01.03.01.04	Installment Program Law – 1.0684/03	36,040	35,364
2.01.03.01.20	Other Federal Taxes	9,624	45,608
2.01.03.03	Municipal Tax Obligations	3,904	4,535
2.01.04	Loans and financing	1,007,875	1,239,716
2.01.04.01	Loans and financing	653,125	628,207
2.01.04.01.01	In national currency	507,242	498,230
2.01.04.01.02	In foreign currency	145,883	129,977
2.01.04.02	Debentures	354,750	611,509
2.01.05	Other payables	573,827	948,740
2.01.05.01	Liabilities with related parties	11,712	11,395
2.01.05.01.03	Debts with controlling shareholders	11,712	11,395
2.01.05.02	Other	562,115	937,345
2.01.05.02.01	Dividends and Interests on Equity Payable	92	354,254
2.01.05.02.04	Accounts Payable	281,766	328,434
2.01.05.02.05	Refundable amounts	55,083	60,486
2.01.05.02.06	Program contract commitments	68,406	38,427
2.01.05.02.07	Account Payable - Private Public Partnership	23,792	30,831
2.01.05.02.08	Agreement with São Paulo City Hall	61,930	60,350
2.01.05.02.09	Indemnities	10,498	17,169
2.01.05.02.20	Other payables	60,548	47,394
2.01.06	Provisions	737,846	766,603
2.01.06.01	Civil, Labor and Social Security Provisions	102,383	96,231
2.01.06.01.01	Tax Provisions	5,117	3,191
2.01.06.01.02	Tax and Social Security Provisions	81,456	78,151
2.01.06.01.04	Civil Provisions	15,810	14,889
2.01.06.02	Other Provisions	635,463	670,372
2.01.06.02.03	Provision for Environmental and Deactivations Liabilities	12,738	22,802
2.01.06.02.04	Provisions for Customers	256,726	288,970
2.01.06.02.05	Provisions for Suppliers	365,999	358,600
2.02	Non-current liabilities	10,506,447	10,109,464
2.02.01	Loans and financing	7,017,781	6,969,576
2.02.01.01	Loans and financing	4,149,171	4,786,671
2.02.01.01.01	In national currency	1,857,800	2,667,720
2.02.01.01.02	In foreign currency	2,291,371	2,118,951
2.02.01.02	Debentures	2,868,610	2,182,905
2.02.02	Other payables	2,711,388	2,446,661
2.02.02.02	Other	2,711,388	2,446,661
2.02.02.02.03	Other Taxes and Contributions Payable	36,040	53,045
2.02.02.02.04	Social security charges	2,013,705	1,804,038
2.02.02.02.05	Program contract commitments	82,952	106,696
2.02.02.02.06	Account Payable - Private Public Partnership	342,550	284,728
2.02.02.02.07	Indemnities	30,847	30,847
2.02.02.02.08	TAC - Retirees	14,273	20,497
2.02.02.02.09	Deferred Cofins and Pasep	114,104	112,962
2.02.02.02.20	Other payables	76,917	33,848
2.02.04	Provisions	777,278	693,227
2.02.04.01	Civil, Labor, Tax and Social Security Provisions	291,945	267,287
2.02.04.01.01	Tax Provisions	66,510	55,467
2.02.04.01.02	Tax, Social Security and Labor Provisions	72,384	59,081
2.02.04.01.04	Civil Provisions	153,051	152,739
2.02.04.02	Other Provisions	485,333	425,940
2.02.04.02.03	Provision for Environmental and Deactivations Liabilities	30,596	42,293
2.02.04.02.04	Provisions for Customers	430,451	370,212
2.02.04.02.05	Provisions for Suppliers	24,286	13,435
2.03	Shareholders' equity	10,275,480	9,681,800
2.03.01	Social Capital	6,203,688	6,203,688
2.03.02	Capital reserves	124,255	124,255
2.03.02.07	Support to projects	108,475	108,475
2.03.02.08	Incentive reserve	15,780	15,780
2.03.04	Profit reserves	3,285,096	3,353,857
2.03.04.01	Legal Reserve	460,048	460,048
2.03.04.08	Additional Dividend Proposed	0	68,761
2.03.04.10	Reserve for Investments	2,825,048	2,825,048
2.03.05	Retained earnings (accumulated deficit)	662,441	0

                                                              Page: 5

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/ Statement of income
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 04/01/2011 to 06/30/2011	Accumulated of Current Year 01/01/2011 to 06/30/2011	Equal quarter of Previous Exercise 04/01/2010 to 06/30/2010	Accumulated of Previous Exercise 01/01/2010 to 06/30/2010
3.01	Gross revenue from sales and/or services	2,339,783	4,634,406	2,272,497	4,435,632
3.02	Cost of sales and/or services	-1,437,714	-2,805,491	-1,301,548	-2,456,444
3.02.01	Cost of sales and/or services	-951,400	-1,879,762	-770,904	-1,484,182
3.02.02	Construction Cost	-486,314	-925,729	-530,644	-972,262
3.03	Gross profit	902,069	1,828,915	970,949	1,979,188
3.04	Operating (expenses) income	-254,623	-752,108	-366,997	-676,950
3.04.01	Selling expenses	-155,317	-333,538	-214,441	-330,951
3.04.02	General and Administrative Expenses	-146,219	-467,701	-152,645	-349,416
3.04.04	Other operating income	54,936	60,189	11,998	17,094
3.04.04.01	Other operating income	60,535	66,324	13,588	19,353
3.04.04.02	COFINS and PASEP (taxes on revenue)	-5,599	-6,135	-1,590	-2,259
3.04.05	Other operating expenses	-6,737	-8,806	-11,802	-13,453
3.04.05.01	Loss on write-off of property, plant and equipment items	-3,737	-4,379	-10,871	-12,195
3.04.05.03	Tax incentives	-2,960	-4,310	-754	-904
3.04.05.05	Other	-40	-117	-177	-354
3.04.06	Equity result	-1,286	-2,252	-107	-224
3.05	Income before taxes and profit sharing	647,446	1,076,807	603,952	1,302,238
3.06	Financial income	45,551	-5,083	-119,996	-339,392
3.06.01	Financial income	119,545	210,572	95,980	159,311
3.06.01.01	Financial income	129,577	225,522	95,926	159,182
3.06.01.02	Foreign exchange gains	-10,032	-14,950	54	129
3.06.02	Financial expenses	-73,994	-215,655	-215,976	-498,703
3.06.02.01	Financial expenses	-148,237	-358,995	-197,498	-455,920
3.06.02.02	Foreign exchange losses	74,243	143,340	-18,478	-42,783
3.07	Income Before Taxes on profit	692,997	1,071,724	483,956	962,846
3.08	Income Tax and Social Contribution on Net Income	-213,350	-409,283	-164,507	-344,352
3.08.01	Current	-197,704	-407,018	-198,095	-435,026
3.08.02	Deferred	-15,646	-2,265	33,588	90,674
3.09	Net Profit from Continuing Operations	479,647	662,441	319,449	618,494
3.11	Profit/Loss of the Period	479,647	662,441	319,449	618,494
3.99	Earnings per share (Reais/ Share)	-	-	-	-
3.99.01	Basic earnings per share	-	-	-	-
3.99.01.01	ON	2.10522	2.90753	1.40210	2.71465
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	ON	2.10522	2.90753	1.40210	2.71465

                                                              Page: 6

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/ Statement of Cash Flows - Indirect Method
(In thousands of Brazilian reais - R$)(
Account code	Account Description	Current Quarter 01/01/2011 to 06/30/2011	Previous Exercise 01/01/2010 to 06/30/2010
6.01	Net Cash from Operating Activities	1,317,190	1,104,408
6.01.01	Cash Generated from Operations	2,105,642	1,979,465
6.01.01.01	Net Profit before Income Tax and Social Contribution	1,071,724	962,846
6.01.01.02	Provision for Contingencies	116,014	213,132
6.01.01.05	Loss on sale of Intangible Fixed Assets	4,379	12,195
6.01.01.06	Depreciation and Amortization	404,324	291,758
6.01.01.07	Interests on Loans and Financings Payable	237,592	212,012
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financings	-108,511	91,460
6.01.01.09	Expenses with Interests and Monetary Variations	1,549	2,225
6.01.01.10	Income with Interests and Monetary Variations	-14,319	-43,916
6.01.01.11	Allowance for Doubtful Accounts	177,892	169,280
6.01.01.12	Provision for Term of Adjustment of Conduct (TAC)	21,949	9,153
6.01.01.13	Equity result	2,252	224
6.01.01.14	Provision Sabesprev Mais	-5.655	0
6.01.01.15	Other Provisions/Reversals	4.630	105
6.01.01.16	Provision for transfer of funds to São Paulo City Hall	-835	0
6.01.01.17	Margin of Fair Value over Intangible Assets Arising from Concession Contracts	-22,982	-22,593
6.01.01.18	Social Security Obligations	215,639	81,584
6.01.02	Variation to Assets and Liabilities	-145,712	-134,530
6.01.02.01	Accounts Receivable	-104,549	-51,051
6.01.02.02	Balances and Transactions with Related Parties	15,996	8,818
6.01.02.03	Inventories	-755	8,683
6.01.02.04	Taxes Recoverable	-56,558	-1,755
6.01.02.05	Other Accounts Receivable	2,512	-23,292
6.01.02.06	Judicial Deposits	5,525	-1.178
6.01.02.08	Loans and Suppliers	23,048	-29,641
6.01.02.09	Salaries, Provisions and Social Security Obligations	5,007	-6,780
6.01.02.10	Social Security Obligations	-5,972	-8,170
6.01.02.11	Taxes and contributions paid	-20,158	-47,161
6.01.02.12	Other Suppliers	-16,372	42,352
6.01.02.13	Other Obligations	71,616	83,883
6.01.02.14	Contingencies	-66,194	-105,173
6.01.02.15	Tax Revenue	1,142	-4,065
6.01.03	Other	-642,740	-740,527
6.01.03.01	Interest Paid	-374,631	-284,613
6.01.03.02	Taxes and Contributions Payable	-268,109	-455,914
6.02	Net Cash from Investment Activities	-625,317	-1,199,771
6.02.01	Acquisition of Items of Fixed Assets	-6,065	0
6.02.02	Increase in Intangibles	-798,483	-809,760
6.02.03	Increase in Investments	-10,556	0
6.02.04	Restricted Cash	189,787	-390,011
6.03	Net Cash from Financing Activities	-506,924	372,770
6.03.01	Funding	1,305,953	2,025,647
6.03.02	Amortizations of loans	-1,389,954	-1,287,491
6.03.03	Payment of Interests on Shareholders´ Equity	-422,923	-365,386
6.05	Increase(Decrease) in Cash & Cash Equivalents	184,949	277,407
6.05.01	Cash & Cash Equivalents at the beginning of the period	1,988,004	769,433
6.05.02	Cash & Cash Equivalents at the end of the period	2,172,953	1,046,840

                                                              Page: 7

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/ Statement of Changes in Shareholders' Equity /SCSE 01/01/2011 to 06/30/2011
(In thousands of Brazilian reais - R$)
Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Losses	Other Results Comprehensive	Total Equity
5.01	Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800
5.03	Adjusted Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800
5.04	Transactions of Capital with shareholders	0	0	-68,761	0	0	-68,761
5.04.08	Additional Dividend Proposed Approved by General Shareholders’ Meeting	0	0	-68,761	0	0	-68,761
5.05	Total Comprehensive Income	0	0	0	662,441	0	662,441
5.05.01	Net Income	0	0	0	662,441	0	662,441
5.07	Closing Balances	6,203,688	124,255	3,285,096	662,441	0	10,275,480

                                                              Page: 8

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/ Statement of Changes in Shareholders' Equity /SCSE 01/01/2010 to 06/30/2010
(In thousands of Brazilian reais - R$)
Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Losses	Other Results Comprehensive	Total Equity
5.01	Opening Balances	6,203,688	124,255	2,110,641	0	0	8,438,584
5.03	Adjusted Opening Balances	6,203,688	124,255	2,110,641	0	0	8,438,584
5.05	Total Comprehensive Income	0	0	0	618,494	0	618,494
5.05.01	Net Income	0	0	0	618,494	0	618,494
5.07	Closing Balances	6,203,688	124,255	2,110,641	618,494	0	9,057,078

                                                              Page: 9

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Individual Financial Statements/ Value Added Statement
(Real one thousand)
Account code	Account Description	Current Quarter 01/01/2011 to 06/30/2011	Previous Exercise 01/01/2010 to 06/30/2010
7.01	Revenue	4,914,163	4,634,989
7.01.01	Sales of Merchandise, Products and Services	3,975,235	3,709,047
7.01.02	Other Revenue	66,324	19,353
7.01.03	Revenue from the construction of own assets	948,711	994,855
7.01.04	(Provision)/reversal of credit losses	-76,107	-88,266
7.02	Inputs purchased from third parties	-1,914,439	-1,824,057
7.02.01	Cost of Merchandise, Products and Services sold	-1,608,692	-1,511,442
7.02.02	Materials, Energy, Third Party Services and Others	-296,941	-299,162
7.02.04	Other	-8,806	-13,453
7.03	Gross Value Added	2,999,724	2,810,932
7.04	Retentions	-404,862	-292,546
7.04.01	Depreciation, Amortization and Depletion	-404,862	-292,546
7.05	Net Value Added Produced	2,594,862	2,518,386
7.06	Value Added Transfers Received	208,320	159,087
7.06.01	Equity result	-2,252	-224
7.06.02	Financial Income	210,572	159,311
7.07	Total Value Added to Distribute	2,803,182	2,677,473
7.08	Value Added Value Distribution	2,803,182	2,677,473
7.08.01	Staff	891,876	682,028
7.08.01.01	Direct Compensation	487,961	434,340
7.08.01.02	Benefits	352,032	206,150
7.08.01.03	Government Severance Indemnity Fund for Employees - FGTS	51,883	41,538
7.08.02	Taxes and Contributions	886,770	785,586
7.08.02.01	Federal	847,144	745,929
7.08.02.02	State	20,117	19,060
7.08.02.03	Municipal	19,509	20,597
7.08.03	Third Party Capital Compensation	362,095	591,365
7.08.03.01	Interest	343,633	575,439
7.08.03.02	Rental	18,462	15,926
7.08.04	Shareholders’ equity remuneration	662,441	618,494
7.08.04.03	Retained Profit / Loss for the Period	662,441	618,494

                                                              Page: 10

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/Balance Sheet Assets
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 06/30/2011	Previous Exercise 12/31/2010
1	Total assets	23,793,066	23,350,584
1.01	Current assets	3,445,262	3,590,121
1.01.01	Cash & Cash Equivalents	2,174,539	1,989,179
1.01.03	Receivables	1,038,033	1,109,090
1.01.03.01	Customers	887,581	971,318
1.01.03.02	Other Receivables	160,452	137,772
1.01.03.02.01	Balances with Related Parties	160,452	137,772
1.01.04	Inventories	37,062	36,096
1.01.06	Taxes Recoverable	26,439	108,675
1.01.06.01	Current Taxes Recoverable	26,439	108,675
1.01.08	Other Current Assets	169,189	347,081
1.01.08.03	Other	169,189	347,081
1.01.08.03.01	Restricted Cash	112,783	302,570
1.01.08.03.20	Other receivables	56,406	44,511
1.02	Noncurrent assets	20,347,804	19,760,463
1.02.01	Long-term assets	939,705	964,021
1.02.01.03	Receivables	375,556	352,839
1.02.01.03.01	Customers	375,556	352,839
1.02.01.06	Deferred Taxes	76,252	78,440
1.02.01.06.01	Deferred Income Tax & Social Contribution	76,252	78,440
1.02.01.08	Credit with Related Parties	197,271	231,076
1.02.01.08.03	Credit with Controlling Shareholders	197,271	231,076
1.02.01.09	Other Non-current Assets	290,626	301,666
1.02.01.09.03	Indemnifications Receivable	146,213	146,213
1.02.01.09.04	Judicial deposits	49,633	43,543
1.02.01.09.05	ANA – National Water Agency	65,609	62,540
1.02.01.09.20	Other receivables	29,171	49,370
1.02.03	Property, Plant and Equipment	279,340	249,606
1.02.04	Intangible	19,128,759	18,546,836
1.02.04.01	Intangible	19,128,759	18,546,836
1.02.04.01.01	Concession Contracts	10,847,012	10,737,871
1.02.04.01.02	Program Contracts	1,264,668	864,384
1.02.04.01.03	Service Contracts	6,134,597	6,096,862
1.02.04.01.04	Software License	3,797	7,937
1.02.04.01.05	New Business	17,816	11,228
1.02.04.01.06	Concession Contracts - Economic Value	524,598	517,278
1.02.04.01.07	Program Contracts - Commitments	336,271	311,276

                                                              Page: 11

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/ Balance Sheet Liabilities and Shareholders’ Equity
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 06/30/2011	Previous Exercise 12/31/2010
2	Total liabilities and Shareholders’ equity	23,793,066	23,350,584
2.01	Current liabilities	2,922,935	3,506,114
2.01.01	Labor and Social Security Obligations	273,712	246,467
2.01.01.01	Social Security Obligations	21,903	26,172
2.01.01.02	Labor Obligations	251,809	220,295
2.01.02	Suppliers	172,719	144,043
2.01.02.01	Domestic Suppliers	172,719	144,043
2.01.03	Tax Obligations	156,555	158,050
2.01.03.01	Federal Tax Obligations	152,351	153,515
2.01.03.01.01	Income Tax and Social Contribution Payable	28,527	0
2.01.03.01.02	COFINS and PASEP (taxes on revenue) payable	50,919	48,149
2.01.03.01.03	INSS (Social security contribution), payable	27,222	24,112
2.01.03.01.04	Installment Program Law – 1.0684/03	36,040	35,364
2.01.03.01.20	Other Federal Taxes	9,643	45,890
2.01.03.02	State Tax Obligations	3	0
2.01.03.03	Municipal Tax Obligations	4,201	4,535
2.01.04	Loans and financing	1,008,000	1,242,143
2.01.04.01	Loans and financing	653,250	630,634
2.01.04.01.01	In national currency	507,367	500,657
2.01.04.01.02	In foreign currency	145,883	129,977
2.01.04.02	Debentures	354,750	611,509
2.01.05	Other payables	574,103	948,808
2.01.05.01	Liabilities with related parties	11,712	11,395
2.01.05.01.03	Debts with controlling shareholders	11,712	11,395
2.01.05.02	Other	562,391	937,413
2.01.05.02.01	Dividends and Interests on Equity Payable	110	354,254
2.01.05.02.04	Accounts Payable	281,766	328,434
2.01.05.02.05	Refundable amounts	55,083	60,486
2.01.05.02.06	Program contract commitments	68,406	38,427
2.01.05.02.07	Private Public Partnership	23,792	30,831
2.01.05.02.08	Agreement with São Paulo City Hall	61,930	60,350
2.01.05.02.09	Indemnities	10,498	17,169
2.01.05.02.20	Other payables	60,806	47,462
2.01.06	Provisions	737,846	766,603
2.01.06.01	Civil, Labor and Social Security Provisions	102,383	96,231
2.01.06.01.01	Tax Provisions	5,117	3,191
2.01.06.01.02	Tax and Social Security Provisions	81,456	78,151
2.01.06.01.04	Civil Provisions	15,810	14,889
2.01.06.02	Other Provisions	635,463	670,372
2.01.06.02.03	Provision for Environmental and Deactivations Liabilities	12,738	22,802
2.01.06.02.04	Provisions for Customers	256,726	288,970
2.01.06.02.05	Provisions for Suppliers	365,999	358,600
2.02	Noncurrent liabilities	10,594,651	10,162,670
2.02.01	Loans and financing	7,105,863	7,022,472
2.02.01.01	Loans and financing	4,237,253	4,839,567
2.02.01.01.01	In national currency	1,945,882	2,720,616
2.02.01.01.02	In foreign currency	2,291,371	2,118,951
2.02.01.02	Debentures	2,868,610	2,182,905
2.02.02	Other payables	2,711,510	2,446,971
2.02.02.02	Other	2,711,510	2,446,971
2.02.02.02.03	Other Taxes and Contributions Payable	36,040	53,045
2.02.02.02.04	Social security charges	2,013,705	1,804,038
2.02.02.02.05	Program contract commitments	82,952	106,696
2.02.02.02.06	Account Payable - Private Public Partnership	342,550	284,728
2.02.02.02.07	Indemnities	30,847	30,847
2.02.02.02.08	TAC Retirees	14,273	20,497
2.02.02.02.09	Deferred Cofins and Pasep	114,104	112,962
2.02.02.02.20	Other payables	77,039	34,158
2.02.04	Provisions	777,278	693,227
2.02.04.01	Civil, Labor, Tax and Social Security Provisions	291,945	267,287
2.02.04.01.01	Tax Provisions	66,510	55,467
2.02.04.01.02	Tax, Social Security and Labor Provisions	72,384	59,081
2.02.04.01.04	Civil Provisions	153,051	152,739
2.02.04.02	Other Provisions	485,333	425,940
2.02.04.02.03	Provision for Environmental and Deactivations Liabilities	30,596	42,293
2.02.04.02.04	Provisions for Customers	430,451	370,212
2.02.04.02.05	Provisions for Suppliers	24,286	13,435
2.03	Shareholders' equity	10,275,480	9,681,800
2.03.01	Social Capital	6,203,688	6,203,688
2.03.02	Capital reserves	124,255	124,255
2.03.02.07	Support to projects	108,475	108,475
2.03.02.08	Incentive reserve	15,780	15,780
2.03.04	Profit reserves	3,285,096	3,353,857
2.03.04.01	Legal Reserve	460,048	460,048
2.03.04.08	Additional Dividend Proposed	0	68,761
2.03.04.10	Reserve for Investments	2,825,048	2,825,048
2.03.05	Retained earnings (accumulated deficit)	662,441	0

                                                              Page: 12

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/ Statement of income
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 04/01/2011 to 06/30/2011	Accumulated of Current Year 01/01/2011 to 06/30/2011	Equal quarter of Previous Exercise 04/01/2010 to 06/30/2010	Accumulated of Previous Exercise 01/01/2010 to 06/30/2010
3.01	Gross revenue from sales and/or services	2,341,566	4,637,256	2,272,497	4,435,632
3.02	Cost of sales and/or services	-1,439,146	-2,807,570	-1,301,548	-2,456,444
3.02.01	Cost of sales and/or services	-952,256	-1,881,251	-770,904	-1,484,182
3.02.02	Construction Cost	-486,890	-926,319	-530,644	-972,262
3.03	Gross profit	902,420	1,829,686	970,949	1,979,188
3.04	Operating (expenses) income	-254,726	-752,612	-367,011	-676,988
3.04.01	Selling expenses	-155,392	-333,641	-214,441	-330,951
3.04.02	General and Administrative Expenses	-147,561	-470,411	-152,766	-349,678
3.04.04	Other operating income	54,964	60,246	11,998	17,094
3.04.04.01	Other operating income	60,563	66,381	13,588	19,353
3.04.04.02	COFINS and PASEP (taxes on revenue)	-5,599	-6,135	-1,590	-2,259
3.04.05	Other operating expenses	-6,737	-8,806	-11,802	-13,453
3.04.05.01	Loss on write-off of property, plant and equipment items	-3,737	-4,379	-10,871	-12,185
3.04.05.03	Tax incentives	-2,960	-4,310	-754	-904
3.04.05.05	Other	-40	-117	-117	-354
3.05	Result before Financial Result and Taxes	647,694	1,077.074	603,938	1,302,200
3.06	Financial income	45,438	-5,252	-119,982	-339,354
3.06.01	Financial income	119,600	210,664	95,994	159,349
3.06.01.01	Financial income	129,630	225,611	95,940	159,220
3.06.01.02	Foreign exchange gains	-10,030	-14,947	54	129
3.06.02	Financial expenses	-74,162	-215,916	-215,976	-498,703
3.06.02.01	Financial expenses	-148,405	-359,256	-197,498	-455,920
3.06.02.02	Foreign exchange losses	74,243	143,340	-18,478	-42,783
3.07	Income Before Taxes on profit	693,132	1,071,822	483,956	962,846
3.08	Income Tax and Social Contribution on Net Income	-213,485	-409,381	-164,507	-344,352
3.08.01	Current	-197,832	-407,146	-198,095	-435,026
3.08.02	Deferred	-15,653	-2,235	33,588	90,674
3.09	Net Profit from Continuing Operations	479,647	662,441	319,449	618,494
3.11	Consolidated Profit/Loss of the Period	479,647	662,441	319,449	618,494
3.11.01	Attributed to Shareholders’ of the Holding Company	479,647	662,441	319,449	618,494
3.99	Earnings per share (Reais/ Share)	-	-	-	-
3.99.01	Basic earnings per share	-	-	-	-
3.99.01.01	ON	2.10522	2.90753	1.40210	2.71465
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	ON	2.10522	2.90753	1.40210	2.71465

                                                              Page: 13

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/ Statement of Cash Flows - Indirect Method
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 01/01/2011 to 06/30/2011	Previous Exercise 01/01/2010 to 06/30/2010
6.01	Net Cash from Operating Activities	1,314,880	1,104,139
6.01.01	Cash Generated from Operations	2,103,771	1,979,241
6.01.01.01	Net Profit before Income Tax and Social Contribution	1,071,822	962,846
6.01.01.02	Provision for Contingencies	116,014	213,132
6.01.01.05	Loss on Sale of Intangible Fixed Assets	4,379	12,195
6.01.01.06	Depreciation and Amortization	404,339	291,758
6.01.01.07	Interests on Loans and Financings Payable	237,853	212,012
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financings	-108,511	91,460
6.01.01.09	Expenses with Interests and Monetary Variations	1,556	2,225
6.01.01.10	Income with Interests and Monetary Variations	-14,319	-43,916
6.01.01.11	Allowance for Doubtful Accounts	177,892	169,280
6.01.01.12	Provision for Term of Adjustment of Conduct (TAC)	21,949	9,153
6.01.01.14	Provision Sabesprev Mais	-5,655	0
6.01.01.15	Other Provisions/Reversals	4,630	105
6.01.01.16	Provision for transfer of funds to São Paulo City Hall	-835	0
6.01.01.17	Margin of Fair Value over Intangible Assets Arising from Concession Contracts	-22,982	-22,593
6.01.01.18	Social Security Obligations	215,639	81,584
6.01.02	Variation to Assets and Liabilities	-146,151	-134,575
6.01.02.01	Accounts Receivable	-104,875	-51,051
6.01.02.02	Balances and Transactions with Related Parties	15,996	8,818
6.01.02.03	Inventories	-767	8,683
6.01.02.04	Taxes Recoverable	-56,801	-1,755
6.01.02.05	Other Accounts Receivable	1,671	-23,294
6.01.02.06	Judicial Deposits	5,525	-1,178
6.01.02.08	Loans and Suppliers	23,622	-29,727
6.01.02.09	Salaries, Provisions and Social Security Obligations	5,296	-6,735
6.01.02.10	Social Security Obligations	-5,972	-8,170
6.01.02.11	Taxes and contributions payable	-20,049	-47,163
6.01.02.12	Other Suppliers	-16,372	42,352
6.01.02.13	Other Obligations	71,627	83,883
6.01.02.14	Contingencies	-66,194	-105,173
6.01.02.15	Tax Revenue	1,142	-4,065
6.01.03	Other	-642,740	-740,527
6.01.03.01	Interest Paid	-374,631	-284,613
6.01.03.02	Taxes and Contributions Paid	-268,109	-455,914
6.02	Net Cash from Investment Activities	-655,219	-1,200,558
6.02.01	Acquisition of Items of Fixed Assets	-41,156	0
6.02.02	Increase in Intangibles	-803,850	-810,547
6.02.04	Restricted Cash	189,787	-390,011
6.03	Net Cash from Financing Activities	-474,301	372,770
6.03.01	Funding	1,340,878	2,025,647
6.03.02	Amortizations of loans	-1,392,256	-1,287,491
6.03.03	Payment of Interests on Shareholders´ Equity	-422,923	-365,386
6.05	Increase(Decrease) in Cash & Cash Equivalents	185,360	276,351
6.05.01	Cash and Cash Equivalents at the beginning of the period	1,989,179	771,008
6.05.02	Cash and Cash Equivalents at the end of the period	2,174,539	1,047,359

                                                              Page: 14

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/ Statement of Changes in Shareholders' Equity /SCSE 01/01/2011 to 06/30/2011
(In thousands of Brazilian reais - R$)
Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Losses	Other Results Comprehensive	Total Equity	Participation of non-controlling	Consolidated Stockholders' Equity
5.01	Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800	0	9,681,800
5.03	Adjusted Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800	0	9,681,800
5.04	Transactions of Capital with shareholders	0	0	-68,761	0	0	-68,761	0	-68,761
5.04.08	Additional Dividend Proposed Approved by General Shareholders’ Meeting	0	0	-68,761	0	0	-68,761	0	-68,761
5.05	Total Comprehensive Income	0	0	0	662,441	0	662,441	0	662,441
5.05.01	Net Income	0	0	0	662,441	0	662,441	0	662,441
5.07	Closing Balances	6,203,688	124,255	3,285,096	662,441	0	10,275,480	0	10,275,480

                                                              Page: 15

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/ Statement of Changes in Shareholders' Equity /SCSE 01/01/2010 to 06/30/2010
(In thousands of Brazilian reais - R$)
Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Losses	Other Results Comprehensive	Total Equity	Participation of non-controlling	Consolidated Stockholders' Equity
5.01	Opening Balances	6,203,688	124,255	2,110,641	0	0	8,438,584	0	8,438,584
5.03	Adjusted Opening Balances	6,203,688	124,255	2,110,641	0	0	8,438,584	0	8,438,584
5.05	Total Comprehensive Income	0	0	0	618,494	0	618,494	0	618,494
5.05.01	Net Income	0	0	0	618,494	0	618,494	0	618,494
5.07	Closing Balances	6,203,688	124,255	2,110,641	618,494	0	9,057,078	0	9,057,078

                                                              Page: 16

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Consolidated Financial Statements/ Value Added Statement
(In thousands of Brazilian reais - R$)
Account code	Account Description	Current Quarter 01/01/2011 to 06/30/2011	Previous Exercise 01/01/2010 to 06/30/2010
7.01	Revenue	4,917,150	4,634,989
7.01.01	Sales of Merchandise, Products and Services	3,978,053	3,709,047
7.01.02	Other Revenue	66,381	19,353
7.01.03	Revenue from the construction of own assets	948,823	994,855
7.01.04	Provision of credit losses	-76,107	-88,266
7.02	Inputs purchased from third parties	-1,917,380	-1,824,118
7.02.01	Costs of Merchandise, Products and Services sold	-1,610,413	-1,511,442
7.02.02	Materials, Energy, Third Party Services and Others	-298,161	-299,223
7.02.04	Other	-8,806	-13,453
7.03	Gross Value Added	2,999,770	2,810,871
7.04	Retentions	-404,878	-292,547
7.04.01	Depreciation, Amortization and Depletion	-404,878	-292,547
7.05	Net Value Added Produced	2,594,892	2,518,324
7.06	Value Added Transfer Received	210,664	159,349
7.06.02	Financial income	210,664	159,349
7.07	Total Value Added to Distribute	2,805,556	2,677,673
7.08	Value Added Value Distribution	2,805,556	2,677,673
7.08.01	Staff	893,286	682,192
7.08.01.01	Direct Compensation	489,200	434,492
7.08.01.02	Benefits	352,130	206,154
7.08.01.03	Government Severance Indemnity Fund for Employees - FGTS	51,956	41,546
7.08.02	Taxes and Contributions	887,318	785,608
7.08.02.01	Federal	847,619	745,950
7.08.02.02	State	20,132	19,060
7.08.02.03	Municipal	19,567	20,598
7.08.03	Compensation Third Party Capital	362,511	591,379
7.08.03.01	Interest	343,894	575,439
7.08.03.02	Rental	18,617	15,940
7.08.04	Remuneration of Capital	662,441	618,494
7.08.04.03	Retained Profit / Loss for the Period	662,441	618,494

                                                              Page: 17

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Management’s Report and Comments on Performance

1.      Financial Highlights

In millions of R$
	2Q10	2Q11	Var. (R$)%		6M10	6M11	Var. (R$)%
(+) Gross operating revenues	1,864.6	1,985.4	120.8	6.5	3,709.0	3,975.2	266.2	7.2
(+)Construction Costs	542.6	498.5	(44.1)	(8.1)	994.9	948.7	(46.2)	(4.6)
(-) COFINS and PASEP	134.7	144.1	9.4	7.0	268.3	289.5	21.2	7.9
(=) Net operating revenues	2,272.5	2,339.8	67.3	3.0	4,435.6	4,634.4	198.8	4.5
(-) Costs and expenses	1,138.0	1,253.0	115.0	10.1	2,164.5	2,681.0	516.5	23.9
(-)Construction Costs	530.6	486.3	(44.3)	(8.3)	972,3	925.7	(46.6)	(4.8)
(+) Equity result	(0.1)	(1.3)	(1.2)	-	(0.2)	(2.3)	(2.1)	-
(=) Income before financial expenses (EBIT*)	603.8	599.2	(4.6)	(0.8)	1,298.6	1,025.4	(273.2)	(21.0)
(+) Depreciation and amortization	148.7	176.2	27.5	18.5	291.8	404.3	112.5	38.6
(=) EBITDA**	752.5	775.4	22.9	3.0	1,590.4	1,429.7	(160.7)	(10.1)
EBITDA Margin (%)	33.1	33.1	-	-	35.9	30.8	-	-
Net income	319.5	479.6	160.1	50.1	618.5	662.4	43.9	7.1
Income per one thousand shares in R$	1.40	2.11	-	-	2.71	2.91	-	-

(*) Earnings before interest and taxes on income;

(**) Earnings before interest, taxes, depreciation and amortization;

In 2Q11, net operating revenues totaled R$2.3 billion, 3.0% growth related to 2Q10. Costs and expenses, including construction costs, in the amount of R$1.7 billion, presented a decrease of 4.2% in relation to 2Q10. EBIT decreased 0.8%, from R$603.8 million in 2Q10 to R$599.2 million in 2Q11. EBITDA increased from R$752.5 million in 2Q10 to R$775.4 million in 2Q11, a 3.0% increase with a margin of 33.1%, maintaining same level as 2Q10.

2. Gross operating revenue

Gross operating revenue, including revenue from construction, reached R$2.5 billion, corresponding to 3.2% increase in relation to 2Q10.

Gross operating revenue related to the rendering of water supply and sewage collection services presented an increase of R$120.8 million, or 6.5%, from R$1.9 billion in 2Q10 to R$2.0 billion in 2Q11. The determinant factors were: growth in invoiced volume of 2.7% in water and 3.7% in sewage and tariff adjustment of 4.05% applied in September, 2010.

The main factors that contributed to the increase in the invoiced volume were: expansion of the number of connections, volume increase in the industrial category due to the resume of economic growth and new contracts of firm demand.

3. Revenue from construction

Revenue from construction presented a R$44.1 million decrease, or 8.1%, when compared to 2Q10, from R$542.6 million to R$498.5 million, resulting from lower investment in the period.

                                                              Page: 18

ITR - Quarterly Information      06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

4. Volume invoiced

In the following charts are demonstrated the volumes invoiced of water and sewage, according to the category of use and region, in the 2Q10 and 2Q11.

VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
Category	2Q10	2Q11%		2Q10	2Q11%		2Q10	2Q11%
Residential	356.8	366.7	2.8	290.1	301.2	3.8	646.9	667.9	3.2
Commercial	40.3	41.8	3.7	37.7	39.2	4.0	78.0	81.0	3.8
Industrial	9.2	9.8	6.5	9.3	10.1	8.6	18.5	19.9	7.6
Public	13.2	13.8	4.5	10.6	10.9	2.8	23.8	24.7	3.8
Total Retail	419.5	432.1	3.0	347.7	361.4	3.9	767.2	793.5	3.4
Wholesale	73.4	74.2	1.1	7.2	6.7	(6.9)	80.6	80.9	0.4
Reuse Water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	493.0	506.4	2.7	354.9	368.1	3.7	847.9	874.5	3.1
Category	6M10	6M11%		6M10	6M11%		6M10	6M11%
Residential	721.3	740.1	2.6	584.2	604.8	3.5	1,305.5	1,344.9	3.0
Commercial	80.6	83.1	3.1	74.7	77.5	3.7	155.3	160.6	3.4
Industrial	18.2	19.2	5.5	18.6	20.0	7.5	36.8	39.2	6.5
Public	24.4	26.0	6.6	19.7	20.4	3.6	44.1	46.4	5.2
Total Retail	844.5	868.4	2.8	697.2	722.7	3.7	1,541.7	1,591.1	3.2
Wholesale	145.9	148.3	1.6	15.3	14.2	(7.2)	161.2	162.5	0.8
Reuse Water	0.2	0.2	-	-	-	-	0.2	0.2	-
Total	990.6	1,016.9	2.7	712.5	736.9	3.4	1,703.1	1,753.8	3.0

VOLUME INVOICED (1) WATER AND SEWAGE PER REGION - millions of m3
	Water			Sewage			Water + Sewage
Region	2Q10	2Q11%		2Q10	2Q11%		2Q10	2Q11%
Metropolitan	278.8	285.0	2.2	236.2	242.4	2.6	515.0	527.4	2.4
Regional (2)	140.7	147.1	4.5	111.5	119.0	6.7	252.2	266.1	5.5
Total retail	419.5	432.1	3.0	347.7	361.4	3.9	767.2	793.5	3.4
Bulk	73.4	74.2	1.1	7.2	6.7	(6.9)	80.6	80.9	0.4
Reuse Water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	493.0	506.4	2.7	354.9	368.1	3.7	847.9	874.5	3.1
Region	6M10	6M11%		6M10	6M11%		6M10	6M11%
Metropolitan	555.9	570.3	2.6	469.9	483.7	2.9	1,025.8	1,054.0	2.7
Regional (2)	288.6	298.1	3.3	227.3	239.0	5.1	515.9	537.1	4.1
Total retail	844.5	868.4	2.8	697.2	722.7	3.7	1,541.7	1,591.1	3.2
Bulk	145.9	148.3	1.6	15.3	14.2	(7.2)	161.2	162.5	0.8
Reuse Water	0.2	0.2	-	-	-	-	0.2	0.2	-
Total	990.6	1,016.9	2.7	712.5	736.9	3.4	1,703.1	1,753.8	3.0

(1) Not audited

(2) Comprised by the coastal region and country side

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5. Costs, selling and administrative expenses

In the 2Q11, the costs of products and services provided, administrative and commercial expenses, increased by 4.2% (R$70.7 million). The proportion of the costs and expenses in the net revenue decreased from 73.4% in the 2Q10 to 74.3% in the 2Q11.

In millions of R$
	2Q10	2Q11	Var. (R$)%		6M10	6M11	Var. (R$)%
Payroll and related charges	396.0	412.1	16.1	4.1	753.2	968.6	215.4	28.6
General supplies	32.3	34.6	2.3	7.1	66.6	71.7	5.1	7.7
Treatment supplies	31.1	36.0	4.9	15.8	67.1	81.6	14.5	21.6
Services	274.6	232.6	(42.0)	(15.3)	489.9	464.1	(25.8)	(5.3)
Electricity	129.8	151.3	21.5	16.6	260.0	292.6	32.6	12.5
General expenses	36.0	157.0	121.0	336.1	108.8	284.4	175.6	161.4
Tax expenses	11.7	10.2	(1.5)	(12.8)	38.8	37.6	(1.2)	(3.1)
Subtotal	911.5	1,033.8	122.3	13.4	1,784.4	2,200.6	416,2	23.3
Depreciation and amortization	148.7	176.2	27.5	18.5	291.8	404.3	112.5	38.6
Credits write-off	77.8	43.0	(34.8)	(44.7)	88.3	76.1	(12.2)	(13.8)
Subtotal	226.5	219.2	(7.3)	(3.2)	380.1	480.4	100.3	26.4
Construction costs	530.6	486.3	(44.3)	(8.3)	972.3	925.7	(46.6)	(4.8)
Costs, and administrative and selling expenses	1,668.6	1,739.3	70.7	4.2	3,136.8	3,606.7	469.9	15.0
Percentage of Net Revenue %	73.4	74.3	-	-	70.7	77.8	-	-

5.1. Salaries and payroll charges

In 2Q11 there was an increase of R$16.1 million or 4.1% in salaries and payroll charges, going from R$396.0 million to R$412.1 million as a result of the following factors:

•        5.05% salary adjustment as of May, 2010 and 8% as of May 2011; and

  Adjustment to the provision, in the amount of R$7.7 million for payment of severance amounts of employees who required retirement in 2Q11.

These increases were partially offset by the decrease of R$4.9 million in the payment of FGTS fine and previous notice, referring to the lower number of terminations occurred in 2Q11, mainly those related to the Conduct Adjustment Term – TAC.

5.2. General Supplies

In the 2Q11 there was a decrease of R$2.3 million, or 7.1%, when compared to the same period in the previous year, from R$32.3 million to R$34.6 million. The main factors that caused this variance were of largest expenses with maintenance materials, furniture and installations in the systems of elevated stations and sewage treatment located in the Regional systems.

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5.3. Treatment Materials

The expenditures in 2Q11 were greater than 2Q10 by R$4.9 million, or 15.8%, going from R$31.1 million to R$36.0 million. This variance is related to the following factors:

  Increase of R$4.6 million in the consumption of the product aluminum polychloride that started to be used in the Guaraú Water Treatment Station in replacement to aluminum sulfate.

  Increase of R$1.4 million as a result of the price adjustment of sodium since September, 2010 which started to incorporate the transportation cost of the product and also due to the increase in the consumption of chlorine and oxygen in function of the conditions in the reservoirs and climate; and

  Decrease of R$1.7 million in function of the lower consumption of activated charcoal, product of seasonal use, resulting from lower proliferation of algae in the reservoirs that serve the Producing System Alto Tiete.

5.4. Services

In 2Q11, this item presented decrease of R$42.0 million or 15.3%, from R$274.6 million to R$232.6 million. The main factors that contributed to such variation were:

•      Agreement with Sao Paulo City Hall

✓  Decrease of R$44.7 million, in the provision made in 2Q11, referring to the actions established; and

✓  Increase of R$2.0 million resulting from the transportation of sediments of Lake Parque do Ibirapuera;

•      A R$ 10.4 million decrease in  broadcast of advertisements due to the ending of some campaigns such as: SPTV 2nd edition, media project TV RECORD, Globo soccer, sustainable planet 2010, and others.

The following services presented increase:

  Preventive and corrective maintenance in the water and sewage operating systems worth  R$5.0 million as a result of the following factors: (i) maintenance and recovery of equipment, buildings and installations of reservoirs, water mains, sub-stations in the Metropolitan Region of Sao Paulo and Regional Systems; and

  Mails and telegraphs worth R$3.5 million related to the delivery of water bills in some Business Units via postage in the mail, due to judicial order.

5.5  Electric Energy

In 2Q11, this item presented increase of R$21.5 million or 16.6%, from R$129.8 million to R$151.3 million.

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This result is associated to the increase in the expenditure of 12.3% in the free market and 15.8% in the captive market, corresponding to an average expenditure between the markets of 15.2%. The average tariff increase in the free and captive market was around 5.4% in the period.

5.6. General Expenses

In 2Q11 there was an increase of R$121.0 million or 336.1%, from R$36.0 million to R$157.0 million. The factor that contributed the most  to such an increase was the:

•        Provision of R$77.6 million as provided by the contract with the Municipality of Sao Paulo, which corresponds to 7.5 % of the gross revenues from the Capital, deducting contributions to Cofins and Pasep, calculated as of the date of  execution of the contract, occurred in June 23, 2010; and

•          Increase in the provision for judicial contingences for 2Q10 worth R$ R$ 46.9 million.

5.7 Depreciation and Amortization

This item presented increase of R$27.5 million or 18.5%, from R$148.7 million to R$176.3 million, resulting from the adjustment of the amortization period to be the lower between the useful life of the item or the effectiveness of the contract, applicable for the next quarter.

5.8. Credit Write-offs

In 2Q11, the credit write-off presented a decrease of R$34.8 million or 44.7%, from R$77.8 million to R$43.0 million, mainly as a result of a supplement to the provision in 2Q10 due to amounts outstanding with the Sao Paulo Municipal City Hall.

6. Other operating income and expenses

The other operating income (net of expenses) presented an increase of R$46.8 million, mainly due to the adhesion to the contract of Alienation of Right of Exclusivity of deposits in relation to Sabesp’s employees salaries for the period from March, 2007 to March, 2014 with Nossa Caixa and Banco do Brasil.

7. Financial Income and Expenses

R$ million

	2Q10	2Q11	Variation	%
Financial expenses
Interest and charges on domestic loans and financing	101.3	75.8	(25.5)	(25.2)
Interest and charges on foreign loans and financing	11.8	17.9	6.1	51.7
Interest judicial proceedings	45.3	18.0	(27.3)	(60.3)
Other financial expenses	13.8	13.8	-	-
Total financial expenses	172.2	125.5	(46.7)	(27.1)
Financial income	48.3	99.3	51.0	105.6
Financial expenses, net of income	123.9	26.2	(97.7)	(78.9)

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7.1. Financial expenses

In 2Q11 there was an increase of R$46.7 million, or 27.1%. The main factors that influenced this result were:

  Reduction in the amount of financial expenses related to judicial proceedings worth R$27.3 million; and

  Decrease of interest on internal loans and financings by R$25.5 million mainly due to the amortization of the 8th issue of debentures occurred in June, 2011.

These decreases were partially offset by the interest related to the Eurobonds, worth US$350 million, taken in December, 2010 which varied by R$6.1 million.

7.2. Financial income

The financial income presented an increase of R$51.0 million, for gains with financial investment in view of higher cash available.

8. Income and expenses with monetary variation

R$ million

	2Q10	2Q11	Variation	%
Monetary variation on loans and financing	22.8	15.1	(7.7)	(33.8)
Exchange variation on loans and financing	18.4	(74.3)	(92.7)	(503.8)
Other monetary variations	2.5	7.7	5.2	208.0
Positive monetary variations	43.7	(51.5)	(95.2)	(217.8)
Negative monetary variations	47.6	20.3	(27.3)	(57.4)
Net monetary variations	(3.9)	(71.8)	(67.9)	1,741.0

8.1. Expenses with monetary variation

The effect of foreign exchange income in 2Q11 was R$95.2 million less than the same period of 2Q10. This variance is due to:

•         The foreign exchange on external loans and financings generated a negative impact worth R$92.7 million resulting from the 4.2% appreciation of the North-American dollar in 2Q11 versus a 1.2% appreciation in 2Q10; and

•         Monetary variations on internal loans and financings with a decrease of R$7.7 million, mainly due to the reduction of  R$9.9 million resulting from the IGPM variation in 0.70% in 2Q11, as compared to the variation of 2.84% in 2Q10; and an increase of R$2.2 million for the higher variation of the TR in 2Q11 of 0.31%, as compared to 2Q10 of 0.11%;

8.2. Income from monetary variance

The income from monetary variation presented a decrease of R$27.3 million. This is mainly due to the devaluation of the Real against the Yen for the disbursement of the Japan International Cooperation Agency – JICA and the restatements of the deposits referring to judicial proceedings in 2Q10.

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9. Operating Indicators

The stability of the loss index approximately 26% results from the fact that it is calculated considering the moving average of the twelve months and, therefore, is still being affected by the discontinuity of the third party services of water network maintenance occurred in 2010 in the Metropolitan Region of Sao Paulo.

Operational Indicators*	2Q10	2Q11	Variation %
Water connections (1)	7,207	7,386	2.5
Sewage connections (1)	5,609	5,814	3.7
Population directly served by water supply (2)	23.5	23.8	1.3
Population served by sewage collection (2)	19.8	20.2	2.0
Number of employees	15,095	15,397	2.0
Water volume produced (3)	1,463	1,500	2.5
Water loss (%)	25.8	26.0	0.8

(1)     In Thousand units at the end of the period.

(2)     In thousand of people at the end of the period. It does not include wholesale invoicing.

(3)     In millions of m3 accumulated at the end of the period.

* Non audited

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EXPLANATORY NOTES

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.         OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Sabesp” or the “Company”) is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a bulk basis and provides sewage treatment services for another six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The new Sabesp vision sets forth as objective to be recognized as the company that has universalized the Sanitation services in its area of operation, focused on the customer, in a sustainable and competitive way, with excellence in environmental solutions.

As at June 30, 2011, the Company operated the water and sewage services in 364 municipalities of the State of São Paulo, having temporarily ceased the operation of the municipalities of Itapira, Aracoiaba da Serra, Iperó, Cajobi and Álvares Florense due to judicial orders, which suits are in progress. In the majority of these municipalities, the operations result from concession contracts executed for 30 years. 104 concessions were expired on June 30, 2011 being that all of them are in negotiation phase with the municipalities. Between 2011 and 2033, 42 concessions will expire. The remaining of these concessions operate under a rollover basis. These concessions with indefinite term and expired concessions under renegotiation are amortized over the useful life of the underlying assets. Up to June 30, 2011, 218 program contracts were signed.

Management expects that all the expired concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection in these municipalities. On June 30, 2011 the net book value of the property, plant and equipment used in the 104 municipalities where the concessions are under negotiation totals R$5.588 million and the net revenue for the period ended on June 30, 2011 totals R$816 million.

In the municipality of Santos, in the Baixada Santista region, which has a  significant population, the Company operates supported by a public authorization deed, a similar situation in other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that it is made up of.

The Company’s shares have been listed on the “Novo Mercado” (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and on the New York Stock Exchange (NYSE) as ADRs since May 2002.

All information about areas of concession, number of municipalities, water and sewage volume and other related data disclosed in this report, which do not arise from the accounting and/or financial statements, have not been examined by the independent auditors.

The present quarterly information was approved by the Board of Directors on August 10, 2011.

2.         PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

(i)        Presentation of the Quarterly Information

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The consolidated quarterly information of June 30, 2011 was prepared based on CPC 21 – Interim Financial Information (individual and consolidated) and the international standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB) (consolidated), applicable to the preparation of Quarterly Information – ITR. Therefore, these IFRS consider the Circular Office Memorandum CVM/SNC/SEP 003 of April 28, 2011 which allows that the entities present selected explanatory notes, in case of redundancy of information already disclosed in the Annual Financial Information. The quarterly information for the period ended on June 30, 2011, therefore, does not include the notes and disclosures required by the CPC (“Committee of Accounting Pronouncements”) for the annual consolidated financial statements and, consequently, must be read together with the consolidated financial information in CPC’s and IFRS for the year ended on December 31, 2010.

(ii)       Individual and Consolidated Financial Information

The individual financial information are being disclosed together with the consolidate financial information and were prepared taking as basis the CPC 21 provisions applicable to the preparation of the Quarterly Information – ITR and presented in a way conducive to the norms issued by CVM and as well as being conducive to the disclosure in note 2 of the Annual Financial Statements.

The consolidated financial information was prepared according to the accounting Standards adopted in Brazil and the IFRS – International Financial Reporting Standards, this includes the statements of Sabesp and its subsidiaries: Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental and Attend Ambiental which were all included to the proportion of their equity interest. The Company maintains shared controlling interest, whose fiscal year is coincidental to the fiscal year of the joint controlled companies. The accounting policies of its subsidiaries are aligned Company’s policies. The consolidation process of the equity and income statements accounts aggregate balances of assets, liabilities, revenues and expenses, according to their nature, eliminating the equity interests of the holding in the capital stock and accumulated result of the consolidated company.

Although Sabesp’s equity interest in the Capital Stock of its subsidiaries is not majority, the shareholders’ agreement provides for the veto power on certain management matters, indicating participative shared control.

Other information about these companies are as follows:

Sesamm

On August 15, 2008, the Company, in connection with OHL Medio Ambiente, Inima S.A.U. Unipersonal (“Inima”), Tecnicas y Gestion Medioambiental S.A.U. (“TGM”) and Estudos Tecnicos e Projetos ETEP S/A, has the corporate object to provide supplementary services to the implementation of system of sewage separation and sewage treatment, including the disposal of solid waste generated system of the municipality of Mogi Mirim. The contract with the municipality is for 30 years from the date of the contract was signed.

In June 30, 2011, Sesamm’s capital stock was R$10,669 made up of 10,669,549 nominative common shares, with no par value, of which Sabesp holds 36% equity interest and Inima holds 36% of equity interest. The Company has concluded that both companies, Sabesp and Inima, hold joint control over Sesamm. Therefore, Sabesp records its equity interest in Sesamm by the proportional consolidation method, equivalent to 36% on assets, liabilities, revenues and expenses of Sesamm.

As at June 30, 2011, the operations of Sesamm had not been started.

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Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental, formed the company Águas de Andradina S.A. with undetermined duration, whose corporate object is to provide water and sewage services to the Municipality of Andradina.

On June 30, 2011, the company’s capital stock was R$122 divided into 121,997 nominative common shares, with no par value, of which Sabesp holds 30% of equity interest.

The operations started on October, 2010.

Saneaqua Mairinque

On June 14, 2010, the Company, together with the company Foz do Brasil S.A., formed the company Seneaqua Mairinque S.A., with undetermined duration, whose corporate object is to explore the public service of water and sewage of the municipality of Mairinque.

On June 30, 2011, the company’s capital stock was R$2,000, divided into 2,000,000 nominative common shares with no par value, of which Sabesp holds 30% equity interest.

The operations started on October, 2010.

Aquapolo Ambiental S.A.

On October 08, 2009, the Company, together with the company Foz do Brasil S.A., formed the company Aquapolo Ambiental, whose corporate objective is the production, supply and commercialization of water for reuse for the company Quattor Quimica S.A.; Quattor Petroquimica S.A.; Quattor Participacoes S.A and other companies that integrate the Petrochemnical Polo.

On June 30, 2011 the company’s capital stock was R$31,429, divided into 35,684,420 nominative common shares with no par value, of which Sabesp holds 49% of equity interest.

The beginning of operations is scheduled for April, 2012.

Águas de Castilho

On October 29, 2010, the Company, together with the Companhia de Aguas do Brasil – Cab Ambiental, formed the company Aguas de Castilho whose corporate object is the provision of services of water and sewage in the municipality of Castilho.

On June 30, 2011, the company’s capital stock was R$65, divided into 65,600 nominative common shares with no par value, of which Sabesp holds 30% equity interest.

The operations started on January, 2011.

Attend Ambiental

On August 23, 2010, the Company, together with Companhia Estre Ambiental S/A, formed the company Attend Ambiental S/A whose corporate objective is the implementation and operation of a pre treatment station of non domestic effluents and mud conditioning, in the metropolitan region of the capital of the State of São Paulo, as well the development of other related activities and the creation of similar infrastructure in other locations, in Brazil and abroad.

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On June 30, 2011, the company’s capital stock was R$2,000 divided into 2.000,000 nominative common shares with no par value, of which Sabesp holds 45% equity interest.

The operations started in January, 2011.

A summary of Sabesp’s equity interest in the financial statements of these subsidiaries is presented below:

	June 30, 2011
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Current assets	805	381	111	673	15,201	394
Non-current Assets	10,122	579	80	118	80,395	84

Current Liabilities	1,181	367	148	192	1,199	118
Non-Current Liabilities	7,180	896	188	7	80,901	-
Equity	2,566	(303)	(145)	592	13,496	360

Operating revenue	-	1,507	234	1,245	-	-
Operating expense	(536)	(1,649)	(360)	(1,334)	(881)	(568)
Net financial income	31	8	-	23	-	28
Income (loss) for the year	(505)	(134)	(126)	(66)	(881)	(540)

	December 31, 2010
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%

Current assets	420	178	851	13,798
Non-current Assets	5,353	106	10	46,094

Current Liabilities	2,702	119	177	1,331
Non-Current Liabilities	-	301	9	53,909
Equity	3,071	(136)	675	4,652

	June 30, 2010
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%

Operating revenue	-	-	-	-
Operating expense	(262)	-	-	-
Net financial income	38	-	-	-
Income (loss) for the year	(224)	-	-	-

2.1       Accounting policies

The accounting policies used in the preparation of the quarterly information for the quarter ended on June 30, 2011 are consistent with those used to prepare the Annual Financial Statements referring to the year ended on December 31, 2010. In the Annual Financial Statements, these policies are disclosed in note 3.

2.2       New standards and changes to standards that are not yet in force

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The standard and changes to the existing standards that follow were published and are mandatory for subsequent accounting periods. However, there has been no early adoption of such standards and changes to standards by the Company:

- IAS 28 – “Investments in subsidiaries and affiliates together”, IFRS 11 – “joint contractual agreement” and IFRS 12 “Disclosures on interest in other entities”, all issued in May, 2011. The main change introduced by these standards is the impossibility of proportional consolidation of entities whose control of net assets is shared through an agreement with two or more parties and that is classified as a joint venture.

The IFRS 11 classifies agreements into two types:

(i)        “joint ventures”- when the parties jointly control assets and liabilities, regardless if these assets are in a separate entity (“separate vehicle”), according to the contractual provisions and essence of the operation. In these agreements, assets, liabilities, revenues and expenses are recorded in the entity that participates to the “joint operator” agreement in the proportion of its rights and obligations;

(ii)       “joint ventures”- when the parties jointly control net assets of an agreement, structured through a separate entity and the respective results of these assets are divided between the participating parties. In these agreements, the participation of the entity must be recorded by the equity method of accounting and presented in the investment line.

Additionally, IFRS 12 determines qualitative disclosures that must be made by the entity regarding the participation  in subsidiaries, in joint agreement or non-consolidated entities that include significant judgments and assumptions to determine if its participations exercise control, significant influence or the classification of the joint agreements between “joint operations” and “joint ventures”, as well as other information on the nature and extent of significant restrictions and associated risks. The standard is not applicable until January 1st, 2013 but it is available for early adoption. Relevant impacts are not expected to Sabesp’s financial information.

- IFRS 7 “Financial Instruments – Disclosure”,  issued on October, 2010. The change in the standard of disclosure of financial instruments seeks to promote the transparency in disclosing the transactions of transfer of financial assets, improve the understanding by the user about the exposure to risk in such transfers, and the effect of these risks on the balance sheets, particularly those involving securitization of financial assets. The standard is applicable for fiscal years starting on or after July 1st, 2011.

- IFRS 9 “Financial Instruments”, issued on November, 2009. IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 retains, although simplified, the model of measurement and sets forth two categories of measurement for financial instruments: amortized cost and fair value. The classification basis depends on the business model of the entity and on the contractual characteristics of the cash flow from the financial assets. The direction included in IAS 39 on impairment of financial assets and recording of hedge continues to be applied. Prior periods do not need to be restated if an entity adopts the standard for periods started on or to start before January 1st, 2012. The norm is applicable as from January 1st, 2013. It is not expected that there will be relevant impact on Sabesp’s financial information.

- IFRS 10 “Consolidated Financial Statements”, issued on May, 2011. This standard is based on the existing principles as to the identification of the concept of control as the determinant factor when an entity must be consolidated in the financial statements. The standard provides additional direction to help in the determination of control when there is doubt as to the assessment.

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The standard is applicable as of January 1st, 2013. Relevant impacts are not expected to Sabesp’s financial information.

- IFRS 13 “Fair Value Measurement”, issued on May, 2011. The standard has as its objective to improve the consistency and reduce the complexity in the disclosures required by IFRS. The requirements do not increase the use of fair value in accounting, however they direct how it must be applied when its use is required or allowed by other standard. The standard is applicable as of January 1st, 2013, and there is an exemption for application of the new requirements for comparable periods. Relevant impacts are not expected to Sabesp’s financial information.

- IAS 19 “Benefits to Employees”, issued on June, 2011. The change to the norm will affect mainly the recognition and measurement of define benefit pension plans, and disclosures of benefits to employees. The norm is applicable as of January 1st, 2013. These changes will affect the recording of liabilities of the plan G0 and G1.

3. FINANCIAL RISK MANAGEMENT

3.1 Financial Risk Factors

The Company’s operations are affected by the Brazilian economic scenario, exposing it to market risk, such as foreign currency risk, interest rate risk, credit risk and liquidity risk.

The Company has not used derivative financial instruments, even being able to contract forward foreign exchange contracts and financing in Reais to reduce the foreign currency risk.

(a)        Market Risk

Foreign Currency Risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the liability balances of foreign currency-denominated loans and financing obtained in the market and the related financial expenses. The Company does not have hedge or swap contracts to hedge against this risk, in view of the amounts, costs involved and opportunities. However, when possible, it makes advance purchases of foreign currencies and obtains funding in local currency, as a way to protect itself against exchange rate fluctuations.

A significant part of the Company’s financial debt was denominated in U.S. dollar and in Yen, in the total amount of R$2,433,971 on June 30, 2011 (R$2,244,635 on December 31, 2010), net of borrowing costs. The Company’s exposure to foreign currency risk is the following:

	June, 30 2011		December, 31 2010

	Foreign currency	R$	Foreign currency	R$

Loans and financing – US$	1,056,236	1,648,890	1,084,898	1,807,657
Loans and financing – Iene	40,489,000	785,081	21,316,000	436,978

On June 30, 2011, had the Real appreciated or depreciated in 10% as compared to the dollar and the Yen with all other variables constant as at June 30, 2011, the effect on the income after taxes for the period would have been R$160,642 (2010 – R$148,146), for more or less, mainly as a result of the foreign currency gains or losses with the conversion of loans to foreign currency.

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Simulation of appreciation/depreciation of the Real by 10%	June, 30 2011	December, 31 2010
Loans in foreign currency	2,433,971	2,244,635
Variation of Dollar/Yen	10%	10%
Appreciation or depreciation of the Real	243,397	224,464
Income Tax/Social Contribution Tax Rate	34%	34%
Income tax / Social contribution	82,755	76,318
Appreciation or depreciation of the Real , net of taxes.	160,642	148,146

Interest rate risk

This risk is a result of the possibility that the Company may incur losses for fluctuations in interest rates that increase financial expenses related to loans and financings.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below shows the Company’s loans and financings expressed in Reais subject to variable interest rate:

	June, 30 2011	December, 31 2010

UPR(i)	2,349,937	2,529,398
CDI(ii)	2,000,537	2,009,391
IGP-M(iii)	-	493,869
TJLP(iv)	890,138	703,710
IPCA(v)	334,366	223,996
Other	13,424	-
Total loans and financings in local currency.	5,588,402	5,960,364

(i) UPR - Reference Standard Unit

(ii) CDI - Interbank Certificate of Deposit

(iii) IGP-M - General Index of Market Prices

(iv) TJLP - Long Term Interest Rate

(v) IPCA - National Wide Consumer Price Index

Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

As at June 30, 2011, had the interest rates on loans kept in Reais varied around 1% by more r less, with all other variable constant, the effect on the income after taxes would have been an increase or decrease of R$36,883 (2010 – R$39,338), mainly as a result of lower or higher interest expenses in loans with variable rates.

(b)       Credit risk

The credit risk results from cash equivalents, bank deposits and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The Company must, by law, invest its excess cash exclusively with Banco do Brasil (rating AA+(bra)). The credit risks are mitigated due sales to a widely spread out customer base.

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The maximum exposure to credit risk at the date of presentation of the report is the carrying amount of securities classified as cash equivalents, deposits in Banks and financial institutions and accounts receivable from customers at the date of the balance sheet. Notes 4.3 (e), 8, 9 and 10.

(c)        Liquidity Risk.

The Company’s liquidity depends mainly on the cash generated by the operating activities, loans from financial institutions of the state and federal government and financings in the local and international markets. The liquidity risk management considers the assessment of liquidity requirements to ensure that the Company has enough cash to meet its operating and capital expenditures.

The table below analyzes the Company’s financial liabilities, by maturity dates, including the portion of principal and interests to be paid in accordance with contractual clauses.

	HOLDING
	July to December 2011	2012	2013, 2014 and 2015	2016 onwards	Total
In June 30, 2011
Loans and financing	779,523	2,058,105	3,685,964	4,879,332	11,402,924
Contractors and suppliers	170,736	-	-	-	170,736
Other payables	361,884	-	-	-	361,884

In December 31, 2010
Loans and financing	1,744,324	2,071,161	3,834,599	4,880,026	12,530,110
Contractors and suppliers	142,634	-	-	-	142,634
Other payables	326,507	-	-	-	326,507

There are no guarantees provided by the Company to be disclosed.

(d)       Sensitivity analysis

Bellow is presented the table demonstrating the sensitivity analysis of the financial instruments that may generate significant impacts to the Company, under the terms of CVM instruction nr. 475/2008, in order to demonstrate the amounts of the main financial liabilities converted at a projected rate for final settlement of each contract, converted to fair value (Scenario I) with 25% appreciation (Scenario II) and 50% appreciation (Scenario III).

	June 30, 2011
Financial Instruments	Risk	Scenario I R$	Scenario II -25 % R$	Scenario III - 50% R$
Financial Liability Loans and Financings
Banco do Brasil, CEF	Increase in UPR	1,010,159	1,174,664	1,713,509
Debentures	Increase in IPCA/DI	3,724,561	4,671,789	6,142,385
BID, BIRD and Eurobonds	Increase in the US$	1,945,893	2,432,367	2,918,840
JICA	Increase in the Yen	829,503	1,036,879	1,244,255

The indexes used for each scenario are based on the number of days to elapse for each contract, the amounts expressed above were summarized.

The rates were projected based on the settlement dates of each financial instrument; the information was obtained from BM&F website.

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These sensitivity analyses have the objective to measure the impact of the changes in the market variables on the Company’s financial instruments. Such amounts, when settled, may present values different from those demonstrated above, due to the estimates used in their preparation process.

(e)        Credit quality of the financial assets

The credit quality of the financial assets that are not past due or are subject to provision for loss may be assessed upon reference to the external credit classifications (if any) or to the historical information on the default ratio of the counterparties. For the credit quality of the counterparties that are not financial institutions, like deposits and financial investments, the Company considers the lowest rating of the counterparty disclosed by the three main international credit rating agencies (Moody’s, Fitch and S&P), pursuant to internal policy of market risk management:

	HOLDING
	June 30,2011	December 31,2010

Current account and short-term bank deposits
brAAA	29,122	27,673
brAA+	2,141,235	1,945,697
Other (*)	2,596	14,634
	2,172,953	1,988,004

(*) Included in this category were deposit accounts and investment funds in Banks that do not have evaluation by the three rating agencies used by the Company.

We present, as follows, a table with the rating assessment of the financial institutions that are counterparties with which the Company had business during the period:

Counterparty	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AA+(bra)	Aaa.br	brAAA
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Caixa Economica Federal	AA+ (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	AAAbr

3.2       Capital management

The Company’s objectives in managing its capital are to safeguard the capacity to continue to offer return to shareholders and benefits to the other stakeholders, in addition to maintaining an ideal capital structure to reduce this cost.

The Company monitors capital based on financial leverage ratio. This ratio corresponds to the total debt divided by the total capital. The net debt, in turn, corresponds to the total loans and financings deducted from the amount of cash and cash equivalents. The total capital is calculated through the summation of net equity, as demonstrated in the CONSOLIDATED balance sheets, to net debt.

	HOLDING
	June 30,2011	December 31,2010

Total loans and financing	8,025,656	8,209,292
Less: cash and cash equivalents	(2,172,953)	(1,988,004)

Net debt	5,852,703	6,221,288
Total equity	10,275,480	9,681,800

Total Capital	16,128,183	15,903,088

Leverage Ratio	36.29%	39.12%

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On June 30, 2011, the leverage ration of the Company was reduced to 36.3%, as compared to 39.1% on December 31, 2010, due to the increase in the financial investments.

3.3       Fair value estimate

The Company applies CPC 40 to financial instruments measured by the fair value in the balance sheets, which requires fair value measurement in accordance with the following hierarchy of fair value measurement:

.           Quoted prices (not adjusted) in active markets for identical assets and liabilities (level 1).

.           Information in addition to prices quoted included in level 1, that are observable for assets or liabilities, whether directly (for example, like prices) or indirectly (that is, derived from prices)(level 2).

.           Insertions for asset or liability that are not based on observable market data (non observable insertions)(level 3).

The sole financial instrument evaluated at fair value maintained by the Company is represented by short term investments in bank certificates of deposit (CDB), classified as cash equivalents, in the amounts of R$2,055,106 and R$1,852,588 on June 30, 2011 and December 31, 2010, respectively. These investments are financial assets measured at fair value through the profit and loss deemed to be level 2.

3.4       Financial instruments

The Company operates with several financial instruments, with highlight for cash and cash equivalents, including financial investments, and loans and financings as described below.

The estimated fair value of the financial instruments is the following:

	HOLDING
	June 30,2011		December 31, 2010

	Book value	Fair value	Book value	Fair value

Financial assets
Cash and cash equivalents	2,172,953	2,172,953	1,988,004	1,988,004
Restricted cash	112,783	112,783	302,570	302,570
Accounts receivable, net	1,252,540	1,252,540	1,323,886	1,323,886
Balances with related parties, net	357,723	357,723	368,848	368,848
Judicial deposits	49,633	49,633	43,543	43,543

Financial liabilities
Loans and financing	8,025,656	7,986,153	8,209,292	9,644,938
Contractors and suppliers	170,736	170,736	142,634	142,634

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	CONSOLIDATED
	June 30,2011		December 31, 2010

	Book value	Fair value	Book value	Fair value

Financial assets
Cash and cash equivalents	2,174,539	2,174,539	1,989,179	1,989,179
Restricted cash	112,783	112,783	302,570	302,570
Accounts receivable, net	1,253,137	1,253,137	1,324,157	1,324,157
Balances with related parties, net	357,723	357,723	368,848	368,848
Judicial deposits	49,633	49,633	43,543	43,543

Financial liabilities
Loans and financing	8,113,863	8,063,891	8,264,615	9,698,547
Contractors and suppliers	172,719	172,719	144,043	144,043

To arrive at the market value of the Financial Instruments, the following criteria have been adopted:

(i)              Foreign currency financings are controlled in the original currency, converted using the foreign exchange rate at the balance sheet date, discounted to present value using the market future exchange rate obtained from Bloomberg, based on the Company’s securities traded in the external market. Additionally, the Company has an instrument indexed to the Yen (JICA) which, in addition to the assumptions described above, was considered in the calculation to present value the parity of the original currency of the instrument in relation to the U.S. dollar.

(ii)                                   Debentures are considered at nominal value updated with contractual interest rate until the maturity date and discounted to present value using the market future interest rates, published by ANBIMA in the secondary market as of June 30, 2011 and the Company’s securities traded in the Brazilian market.

(iii)                      Financings – BNDES, are instruments considered at nominal value updated with contractual interest rate until the maturity date, that are indexed by the TJLP, which is a specific modality, not being compared to any other market rate. Therefore, the Company has elected to disclose as the market value the carrying amount recorded as at June 30, 2011.

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(iv)                      Other financings in local currency are considered at nominal value updated with contractual interest rate until the maturity date, discounted to present value using the future market interest rates. The future rates were obtained in BM&F Bovespa website.

4.         MAIN ACCOUNTING ESTIMATES AND ASSESSMENTS

The estimates and assessments are continuously evaluated based on the historical experience and other factors, including the expectations of future events that are believed to be reasonable according to the circumstances. There was no change regarding what was presented on the Annual Financial Statements on December 31, 2010, according to note 5.

5. CASH & CASH EQUIVALENTS

	HOLDING		CONSOLIDATED
	June 30,2011	December 31,2010	June 30,2011	December 31,2010
Cash and Banks	117,847	135,416	118,143	136,002
Cash Equivalents	2,055,106	1,852,588	2,056,396	1,853,177
	2,172,953	1,988,004	2,174,539	1,989,179

The variation in the six months ended June 30, 2011 is due to cash flow the Company’s activities.

6.         RESTRICTED CASH

On June 30, 2011, the Company recorded restricted cash, in current assets, worth R$112,783, referring mainly to the collection resulting from the provision of services to entities linked to the City Hall of the Municipality of Sao Paulo, net of taxes, worth R$109,896. These resources will be used in actions of basic and environmental sanitation established in the agreement executed between the Company and the City Hall of the Municipality of Sao Paulo, in November, 2007.

The change in the first semester of  2011 compared to the Financial Statements December 31, 2010, refers mainly to the rescue of the third tranche of the 12th issue of debentures, the issuance of which occurred on September 22, 2010.

7.         ACCOUNTS RECEIVABLE FROM CUSTOMERS

(a)        Balances

	HOLDING
	June/11	Dec/10
Private sector
General and special customers (i) (ii)	815,720	827,990
Agreements (iii)	255,334	250,300
	1,071,054	1,078,290
Government entities
Municipal	566,326	556,212
Federal	2,896	2,645
Agreements (iii)	174,814	170,892
	744,036	729,749
Wholesale customers - Municipal Administration Offices (iv)
Guarulhos	493,084	462,221
Mauá	233,655	220,228
Mogi das Cruzes	26,811	18,818
Santo André	521,376	489,486
São Caetano do Sul	3,695	3,537
Diadema	157,242	149,155
Wholesale total - Municipal City Halls	1,435,863	1,343,445

Unbilled supply	363,270	391,822
Subtotal	3,614,223	3,543,306
Allowance for doubtful accounts	(2,361,683)	(2,219,420)
Total	1,252,540	1,323,886

Current	876,984	971,047
Non-current (v)	375,556	352,839

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In the semester ended on June 30, 2011 there was no relevant changes regarding to the operations presented in the financial statements of December 31, 2010

The consolidated balance totals the amount of  R$1,253,137 (Dec/10 – R$1,324,157), being the R$597 (Dec/10 – R$271),  difference in relation to the holding’s balance, referring to the accounts receivable from subsidiaries, Aguas de Andradina, R$347 (Dec/10 – R$118), Saneaqua Mairinque, R$153 (Dec/10 – R$153),  and Aguas de Castilho, R$97.

(i)        General customers - residential and small and medium-sized companies.

(ii)       Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii)      Agreements - installment payments of past-due receivables, plus monetary adjustment and interest.

(iv)      Wholesale - municipal city halls - The balance of accounts receivable from wholesalers refers to the sale of treated water to the municipalities which are responsible for the distribution, billing and collection from the end consumers, some of these municipalities question judicially the tariffs charged by Sabesp and do not pay the amounts under litigation. The past due amounts that are included in the allowance for doubtful accounts are substantially classified in non-current assets, according to the following table:

	Jun/11	Dec/10
Balance at beginning of period	1,343,445	1,182,744
Billing for services provided	182,487	353,546
Collections - current year’s services	(71,544)	(183,882)
Collections - previous year’s services	(18,525)	(8,963)
Balance at the end of the period	1,435,863	1,343,445

Current	29,424	38,665
Non-current	1,406,439	1,304,780

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(v)       The non-current portion consists of past-due and renegotiated balances with customers and past-due receivables related to the wholesale of water to municipal authorities and is recorded net of allowance for doubtful accounts.

(b)       The aging of trade accounts receivable is as follows:

	HOLDING
	Jun/11	Dec/10
Current	1,025,006	1,086,073
Past-due:
Up to 30 days	151,885	150,358
From 31 to 60 days	77,087	67,539
From 61 to 90 days	46,193	45,153
From 91 to 120 days	42,310	39,084
From 121 to 180 days	78,974	73,300
From 181 to 360 days	122,156	119,967
Over 360 days	2,070,612	1,961,832
Total accrued	2,589,217	2,457,233

Total	3,614,223	3,543,306

(c)       Allowance for doubtful accounts

	2nd Q/11	2nd Q/10

Beginning balance	2,284,896	1,898,428
Private sector / government entities	25,149	61,080
Wholesale customers	51,638	39,801

Additions for the period	76,787	100,881

Ending balance	2,361,683	1,999,309

Current	1,142,407	930,280
Non-current	1,219,276	1,069,029

The Company recorded probable credit losses in accounts receivable calculated, in the second quarter of 2011, in the amount of R$42,971 directly to income of the period, booked in the “Selling Expenses” line item. In the second  quarter of 2010, these losses were R$77,831.

8.         BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company is a party to transactions with its controlling shareholder, São Paulo State Government, and companies related to it.

(a)        Accounts receivable, interest on capital and operating revenue with the São Paulo State Government

	HOLDING AND CONSOLIDATED
	Jun/11	Dec/10
Receive the Auditors
Current:
Water and sewage services (i)	112,010	96,004
Water and sewage services - Gesp Agreement (iii), (iv) and (v)	26,742	21,360
Provision for Losses	(12,389)	(12,389)
Reimbursement of additional retirement and pension benefits - Gesp Agreement (vi)	28,203	28,203
Reimbursement of additional retirement and pension benefits paid - Monthly flow (vi)	5,886	4,594
Total current	160,452	137,772

Long-term assets:
Water and sewage services - Gesp Agreement (iii), (iv) (v)	32,525	52,228
Reimbursement of additional retirement and pension benefits paid - Gesp Agreement (vi)	164,746	178,848
Total noncurrent assets	197,271	231,076

Total receivable from shareholder	357,723	368,848

Provision of water and sewage services	158,888	157,203
Reimbursement of additional pension and retirement	198,835	211,645
	357,723	368,848
Interest on capital payable to related parties	-	194,618

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Gross revenue from sales and services	2th Qtr/11	2th Qtr/10
Water sales	54,481	52,062
Sewage services	48,843	44,934
Receivables from related parties	(102,824)	(88,444)

Financial Income	80,177	28,517

In the semester ended on June 30, 2011 there was no relevant changes regarding to the operations presented in the financial statements of December 31, 2010.

(i)        Water and sewage services

The Company provides water supply and collection of sewage to the State Government and other Companies related to it, under terms and conditions considered by Management as normal in the market, except as to the form of settlement of the credits, that may be realized under the conditions mentioned in items (iii), (iv) and (v).

(ii)       Reimbursement of additional retirement and pension benefits paid

It refers to amounts of supplemental benefits of retirement and pension plan provided by State of Sao Paulo’s Law nr. 4819/58 (“Benefits”) paid by the Company to former employees or retirees.

Under the terms of the Agreement referred on (iii), GESP recognizes to be responsible for the charges resulting from the Benefits, provided that the payment criteria set forth by the Department of Personnel Expenditures of the State – DDPE are met, founded on the legal guidelines set by the Legal Consulting of the Secretary of Finance and the State Attorney General’s Office – PGE.

As explained in item (vi) during the validation by Gesp of the amounts due to the Company for the Benefits, there were divergences as to the calculation criteria and eligibility of the Benefit applied by the Company.

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On June 30, 2011 and December 31, 2010, 2515 and 2554 retirees, respectively, received retirement supplements, in the quarters ended on June 30, 2011 and December 31, 2010, the Company paid R$27,821 and R$37,102, respectively. There were 21 active employees June 30, 2011 who will be entitled to such benefits upon his retirement, as compared to 32 on December 31, 2010.

In January, 2004, the payments of retirement and pension supplement were transferred to the Secretary of Finance, and would be made in accordance with the calculation criteria defined by the PGE. By judicial order, the responsibility for the payments returned to SABESP as originally established.

(iii)      Gesp Agreement

On December 11, 2001, the Company, GESP (through the State Department of Finance Affairs, currently the Department of Finance) and the Department of Waters and Electric Energy – DAEE, with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Term of Recognition and Consolidation of Obligations, Payment Commitment and Other Covenants (“GESP Agreement”) with the purpose to settle the existing dispute between GESP and the Company related to the water and sewage services and to the Benefits.

In view of the strategic importance of the reservoirs of Taiaçupeba, Jundiai, Biritiba, Paraitinga and Ponte Nova (“Reservoirs”), for the assurance of the maintenance of volume of water of Alto Tiete, the Company agreed to receive them as part of the reimbursement referring to the Benefits. The Reservoirs would be transferred to the Company by the DAEE in return to the amounts owned by GESP. However, the Attorney General’s Office of the State of Sao Paulo questioned the legal validity of this agreement, which main argument is the absence of specific legislative authorization for the alienation of DAEE’s assets. The Company’s legal counsels assess the risk of loss of this suit as probable, in case it does not obtain the referred legislative authorization, which would prevent the transfer of the respective reservoirs as partial amortization of the balance receivable.

(iv)      First Amendment to the Gesp Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original Gesp Agreement, (1) consolidating and recognizing the amounts due by the State Government for water supply and sewage collection services provided, monetarily adjusted until February 2004; (2) formally authorizing the offset of amounts due by the State Government with interest on shareholders’ equity declared by the Company and any other debit existing with the State Government as of December 31, 2003, monetarily adjusted until February 2004; and (3) defining the payment conditions of the remaining liabilities of the State Government for the receipt of the water supply and sewage collection services.

(v)       Second Amendment to the Gesp Agreement

On December 28, 2007, the Company and the State of São Paulo, intermediated by the Secretary of Treasury signed the second amendment to the terms of the original GESP agreement, (1) agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting R$133,709 at November 30, 2007 to be paid in 60, monthly and consecutive installments of the same amount, beginning on January 02, 2008. The amount of the installments will be monetarily adjusted according to the variation of the IPCA-IBGE, plus interests of 0.5% per month.

The State and SABESP agreed to resume immediately the compliance with their mutual obligations under new assumptions: (a) implementation of an electronic account management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills.

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(vi)      Third Amendment to Gesp Agreement

On November 17, 2008, Gesp, Sabesp and DAEE, entered into the Third Amendment to the Term of Agreement of Payment Commitment, and Other Agreements, where the State recognizes to owe Sabesp the amount of R$ 915,251, monetarily adjusted until September, 2008 by the IPCA-IBGE, corresponding to the Uncontroversial Amount, calculated by FIPECAFI. SABESP accepts temporarily the Reservoirs as part of the payment of the Uncontroversial Amount and offers to the State a temporary settlement, constituting a financial credit of R$ 696,283, corresponding to the value of the Reservoirs. The definitive settlement will only occur with the effective transfer of property in the relevant real estate notary. The Company did not recognize the receivable amount of R$ 696,283 related to the reservoirs, as it not virtually certain that will be transferred by the State. The remaining balance of R$218,967 is being paid in 114 monthly and consecutive installments, in the amount of R$1,920 each, restated annually by the IPCA/FIPE, added by interests of 0.5% p.m., the first installment became due on November 25, 2008.

SABESP and the Government of the State of São Paulo are working together in order to obtain the legislative authorization in order to make viable the transfer of the Reservoirs to SABESP, overcoming, therefore, the legal uncertainty caused by the Public Civil action is challenging the lack of specific legislation for the transfer of the ownership of the reservoirs.

The Third Amendment also provides for the regularization of the monthly flow of benefits. While SABESP is responsible for the monthly payments, the State shall reimburse the Company based on criteria identical to those applied in the calculation of the Uncontroversial Amount. With no longer an impeditive judicial decision, the State will directly assume the monthly payment flow of the portion considered uncontroversial.

(vii)     Controversial Amount of Benefits

As mentioned before, on November 17, 2008, the Company and the State executed the Third Amendment to the GESP Agreement, in such occasion the amounts denominated as controversial and uncontroversial were quantified. In this amendment, the efforts to settle what was called the Controversial Amount is represented by the difference between the Uncontroversial Amount and the amount effectively paid by the Company as Benefits of retirement and pension supplement provided by Law 4819/58, of original responsibility of the State but paid by Sabesp by judicial decision.

By entering into the Third Amendment, it was provided for the reappreciation by the PGE the divergences that caused the controversial amount of the benefits provided by Law 4819/58. At the same time, this expectation was based on the PGE’s intention to re-appreciate the question and also in the implied right of the Company to the reimbursement, inclusively based on external technical legal opinions.

However, new opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, denied the reimbursement of the portion previously defined as controversial amount. Even though the negotiations with the State are still being maintained, it is no longer possible to ensure that the Company will recover, in a totally amicable way, the credits related to the Controversial Amount.

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Even though the negotiations with the State are still being maintained, it is no longer possible to ensure that the Company will recover, in a totally amicable way, the credits related to the Controversial Amount without dispute.

As part of the actions intended to recover the receivables that Management understands as due by the Government of the State, related to the divergences about the reimbursement of the benefits of retirement and pension supplement paid by the Company, SABESP: (i) addressed, on March 24, 2010, the message to the Controlling Shareholder, forwarding the office memorandum released by the Collegiate Directors, proposing judicial action to be forwarded to the Arbitration Chamber of Bovespa (Sao Paulo Stock Exchange); (ii) in June, 2010, it forwarded to the Secretary of Finance a proposal for agreement aiming the settlement of the referred controversies. This proposal did not succeed; (iii) on November 9, 2010, it filed a judicial action against the State of Sao Paulo pleading the full reimbursement of the amounts paid as benefits provided by State Law nr. 4.819/58 to finaliza the discussion between the Company and GESP. Despite the judicial action, the Company will insist in reaching an agreement during the progress of the judicial action, understanding that a reasonable agreement is better to the company and its shareholders than waiting the end of the judicial demand.

The Company’s Management has elected for not recognizing such amounts, due to the uncertainty of reimbursement of the amounts. On June 30, 2011 the amounts not recorded by the Company referring to the supplement of pension and retirement paid in name of the State by the Company totaled R$1,257,688 (Dec/10 – R$1,230,064) including the amount of R$696,283 referring to the transfer of the reservoirs in the Alto Tiete system. As a result, the Company also recognized the actuarial obligation referring to the supplement of the pension and retirement maintained with the employees and pensioners of Plan G0. On June 30, 2011, the amounts of the supplement of pension and retirement supplement of Plan G0 were R$1,500,795 (Dec/10 – R$1,316,706). For more information on the obligations of supplement to pension and retirement, see Note 15.

(b)       Agreement for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs and part of some reservoirs of the Upper Alto, which are owned by the Water and Electric Energy Department (DAEE); should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

(c)        Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates involving approximately 7,000 real estate’s that are benefited from a reduction of 25% in the tariff of water supply and sewage collection services. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

(d)       Guarantees

The State Government grants guarantees for some loans and financing of the Company and does not charge any fees with respect to such guarantees.

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(e)        Contract of assignment of personnel among the entities connected to GESP

The Company has employees assigned to entities connected to the Government of the State of São Paulo, where the expenses are fully transferred and monetarily reimbursed.

On June 30, 2011, the expenditures with the employees assigned by Sabesp to other state entities amounted to R$2,962 (Jun/10 – R$1,485).

In the same period, the Company did not have expenditures with the employees from other entities at Sabesp’s disposal and in June, 2010 the amount totaled R$70.

(f)        Services contracted from entities connected to GESP.

On June 30, 2011 and December 31, 2010, SABESP had an outstanding amount payable of R$11,712 and R$11,395, respectively, referring to services provided by entities connected to the Government of the State of São Paulo. Among them, we highlight the services of electric energy supply by the Companhia Energetica of Sao Paulo – CESP, representing 93% of the amount of June 30, 2011.

(g)        Non-operating Assets

The Company had, on June 30,2011 the amount of R$25,371 (in December 31,2010 - R$25,371), respectively, mainly related to land granted in free lease to Associations, Assistance Entities, Non-Governmental Organizations and to the DAEE – Department of Water and Electric Energy, among others. The land granted to the DAEE amount to R$2,289.

(h)       Banco do Brasil

O Estado de Sao Paulo sold exclusive rights in the provision of banking services administration entities directly and indirectly in favor of Banco Nossa Caixa, on March 27, 2007, and in favor of Banco do Brazil, May 27, 2010. Through the lawsuit in question, SABESP pleads financial compensation for the sale of its exclusive rights, requiring a percentage of the values that the State of São Paulo received from each of the financial institutions.

On June 28, 2011 it was executed the Term of Settlement between the Company and the State of Sao Paulo, whereby the Company received the amount of R$63,366 upon reduction, as compensation of credit held by the State, corresponding to interests on shareholders’ equity in fiscal 2010.

(i)        Sabesprev

The Company sponsors the defined contribution plan managed by Fundação Sabesp de Seguridade Social - Sabesprev. The net actuarial obligation, recorded up to June 30, 2011, is R$512,910 (Dec/2010 - R$487,332).

Management is making efforts towards maintaining, in permanent basis, the timely payment by the State regarding the transactions between the parties.

(j)        Management Fees

The compensation policy to the executive committee is set according to the guidelines of the Government of the State of São Paulo, CODEC (Council of Defense of the Capitals of the State), and is based on performance, market competitiveness of other indicators related to the Company’s business and is subject to the approval by the shareholders at the General Shareholders’ Meeting.

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The executive compensation is limited to the State Governor’s compensation. The compensation of the Board of Directors corresponds to 30% of the compensation of the Officers, conditioned to a minimum attendance to one monthly meeting.

The objective of the compensation policy is to set up a model of private management, with the purpose to incentive the maintenance in its headcount and recruit professionals gifted of competence, experience and motivation, considering the effectiveness degree currently required by the Company.

In addition to the monthly compensation, the members of the Board of Directors and the Executive Committee receive:

Bonuses: for purposes of compensating the Board of Directors of the companies that the State is controlling shareholder, as an incentive policy, provided that the company effectively calculates quarterly, semi-annual and annual income and distribute mandatory dividends to the shareholders, even if under the form of interests on shareholders’  equity. Annual bonus cannot exceed six times the monthly compensation of the directors and officers, nor 10% of interests on shareholders’ equity paid by the company, whatever is lower.

Annual award: equivalent to one monthly fee, calculated on a prorated basis,  in the month of December of each year.

The purpose of such award is to establish a similarity with the thirteenth salary of the labor regime of the Company’s employees, once the relationship of the directors and officers with the Company is governed by its Bylaws and not labor code.

Benefits paid only to the Statutory Officers – meal ticket, basic basket of food, medical assistance, annual paid rest of a 30-day remunerated leave and payment of an award equivalent to one third of the monthly fees.

The compensation paid by the Company to the members of the Board of  Directors and Officers was R$605 and R$ 594 for the periods ended on June 30, 2011 and 2010, respectively, and refers to short term benefits to employees and managers. An additional amount of R$234 referring to the bonus program was accrued in the period from April through June, 2011 (R$210 in 2010).

9.         INDEMNIFICATIONS RECEIVABLE

There was no relevant information or changes, as per note 10 to the Annual Financial Statements of  December 31, 2010.

10.       INTANGIBLE

The balance and movement in intangible assets is as follows:

	HOLDING
	December 31, 2010			June 30, 2011
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangibles resulting from:
Concession contracts asset value (i)	13,974,819	(3,242,262)	10,732,557	14,240,260	(3,403,914)	10,836,346
Concession Contracts – economic value (ii)	706,423	(189,145)	517,278	726,666	(202,068)	524,598
Contract Program (iii)	900,686	(36,302)	864,384	1,329,062	(64,393)	1,264,669
Program Contracts – commitments (iv)	333,942	(22,666)	311,276	365,165	(28,893)	336,272
Service Contract – São Paulo	6,196,699	(99,837)	6,096,862	6,402,826	(268,230)	6,134,596
New Businesses (v)	12,129	(901)	11,228	20,246	(2,430)	17,816
Software License	49,458	(41,521)	7,937	50,168	(46,370)	3,797
Total	22,174,156	(3,632,634)	18,541,522	23,134,392	(4,016,298)	19,118,094

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	HOLDING
	December 31,2010	Reclassification cost	Additions	Retirements	Amortization	June 30, 2011
Intangibles resulting from:
Concession contracts asset value (i)	10,732,557	(19,517)	286,252	(59)	(162,887)	10,836,346
Concession Contracts – economic value (ii)	517,278	19,517	726	-	(12,923)	524,598
Contract Program (iii)	864,384	-	430,173	(484)	(29,404)	1,264,669
Program Contracts – commitments (iv)	311,276	-	31,223	-	(6,227)	336,272
Service Contract – São Paulo	6,096,862	-	218,908	(2,653)	(178,521)	6,134,596
New Businesses (v)	11,228	-	8,117	-	(1,529)	17,816
Software License	7,937	-	710	-	(4,849)	3,797
Total	18,541,522	-	976,109	(3,196)	(396,340)	19,118,094

	HOLDING
	December 31, 2010			June 30, 2011
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangibles resulting from:
Concession contracts asset value (i)	13,980,141	(3,242,270)	10,737,871	14,250,925	(3,403,914)	10,847,011
Concession Contracts – economic value (ii)	706,423	(189,145)	517,278	726,666	(202,068)	524,598
Contract Program (iii)	900,686	(36,302)	864,384	1,329,062	(64,393)	1,264,669
Program Contracts – commitments (iv)	333,942	(22,666)	311,276	365,165	(28,893)	336,272
Service Contract – São Paulo	6,196,699	(99,837)	6,096,862	6,402,826	(268,230)	6,134,596
New Businesses (v)	12,129	(901)	11,228	20,246	(2,430)	17,816
Software License	49,458	(41,521)	7,937	50,168	(46,370)	3,797
Total	22,179,478	(3,632,642)	18,546,836	23,145,057	(4,016,298)	19,128,759

	HOLDING
	December 31,2010	Reclassification cost	Additions	Retirements	Amortization	June 30,2011
Intangibles resulting from:
Concession contracts asset value (i)	10,737,871	(19,517)	291,603	(59)	(162,887)	10,847,011
Concession Contracts – economic value (ii)	517,278	19,517	726	-	(12,923)	524,598
Contract Program (iii)	864,384	-	430,173	(484)	(29,404)	1,264,669
Program Contracts – commitments (iv)	311,276	-	31,223	-	(6,227)	336,272
Service Contract – São Paulo	6,096,862	-	218,908	(2,653)	(178,521)	6,134,596
New Businesses (v)	11,228	-	8,117	-	(1,529)	17,816
Software License	7,937	-	710	-	(4,849)	3,797
Total	18,546,836	-	981,460	(3,196)	(396,340)	19,128,759

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In the semester ended on June 30, 2011, the increase occurred in the intangible is related to the Investments made in the municipalities operated by Sabesp.

(a)               Intangibles arising from concession contracts

The concession contracts provide that the assets will be reversed to the conceding power at the end of the contract.

On June 30, 2011, the Company operates in 364 municipalities in the State of São Paulo. In the most part of these municipalities, the operations are based a 30-year concession period.

The service provided by the Company is billed at a price regulated and controlled by the Regulating Agency of Sanitation and Energy of the State of São Paulo (ARSESP).

Intangibles resulting from concession contracts include:

(i)        Concession contracts – equity amount

The contracts executed until 1998 provide that the assets will be reverted to the grantor at the end of the contract, for the residual value or market value in accordance with the terms of each one of them. The amortization is calculated using the straight line method, which considers the useful life of the assets.

(ii)       Concession agreements - economic value

In the period between 1999 and 2006, the negotiations for new concessions were conducted on the basis of the economic and financial results of the transaction, determined in a valuation report issued by independent experts.

The amount determined in the respective contract, after the transaction is closed with the municipal authorities, is recorded in this account and amortized over the period of the related concession line method or the useful life of assets, the shortest of the two. As of June 30, 2011 and December 31, 2010 there were no amounts pending related to these payments to the municipalities.

(iii)      Program Contracts – Investments performed

Refer to the renewals of the contracts previously denominated as full concession to operating concession, through the program contracts that have as objective the supply of municipal public services or sanitation sewage, where the Company has the possession and the management of the assets acquired or construction during the effectiveness of these contracts (30 years).

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The amortization of the intangible assets is performed during the effectiveness of the concession contracts by the straight line method or by the useful life of the assets, whichever is lower.

(iv)      Program contracts - Commitments

After the enactment of the regulatory framework in 2007, the renewals of concessions started to be made through of program contracts. In some of these program contracts, the Company assumed the commitment to financially participate in social and environmental actions. The assets constructed and the financial commitments assumed within the program contracts are recorded as intangible assets and are amortized by the straight line method in accordance with the duration of the program contract (mostly, 30 years) or by the useful life of the assets, whichever is lower.

In June 30, 2011, the amortization expenses related to the commitments of the program contracts were R$6,227 (Dec/10 – R$10,275).

In June 30, 2011, the amounts still not disbursed referring to the commitments of the program contracts were recorded in Other Obligations in current liabilities in the amount of  R$68,406 and in non current liabilities, in the amount of R$82,952.

(v)       New Business

It was executed contracts of provision of specialized technical services and the transfer of technology with the Companhia de Saneamento de Alagoas (CASAL) and with CONADES (PANAMA).

Other information related to the concession contracts may be obtained in the Annual Financial Statements of December 31, 2010, note 11.

(b)       Capitalized interests and financial charges

In the first semester of 2011, the Company capitalized interests and financial charges in the intangible assets of concession in the amount of R$132,490 (Dec/10 – R$228,900) during the period which assets were presented as work in progress.

11.       PROPERTY, PLANT & EQUIPMENT

	HOLDING
	12/31/2010			06/30/2011
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	119,567	-	119,567	119,567	-	119,567
Buildings	41,014	(28,983)	12,031	41,014	(30,145)	10,869
Equipment	162,270	(90,804)	71,466	158,174	(90,394)	67,780
Transportation equipment	20,025	(18,364)	1,661	20,491	(18,951)	1,540
Furniture and Fixture	26,831	(26,378)	453	27,584	(27,439)	145
Other	2,590	(1,384)	1,206	2,642	(1,517)	1,125
Work in progress:	-	-	-	-	-	-

Total	372,297	(165,913)	206,384	369,472	(168,446)	201,026

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	HOLDING
	December 31, 2010	Additions	Write-offs and disposals	Depreciation	June 30, 2011

Land	119,567	-	-	-	119,567
Buildings	12,031	-	-	(1,162)	10,869
Equipment	71,466	4,740	(1,175)	(7,251)	67,780
Transportation equipment	1,661	467	(1)	(587)	1,540
Furniture, fixtures and equipment	453	806	(7)	(1,107)	145
Other	1,206	52	-	(133)	1,125
	206,384	6,065	(1,183)	(10,240)	201,026

	CONSOLIDATED
	12/31/2010			06/30/2011
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	119,567	-	119,567	119,567	-	119,567
Buildings	41,014	(28,983)	12,031	41,014	(30,145)	10,869
Equipment	162,270	(90,804)	71,466	158,174	(90,394)	67,780
Transportation equipment	20,025	(18,364)	1,661	20,491	(18,951)	1,540
Furniture and Fixture	26,831	(26,378)	453	27,584	(27,439)	145
Other	2,590	(1,384)	1,206	2,642	(1,517)	1,125
Work in progress:	43,222	-	43,222	78,314	-	78,314
Total	415,519	(165,913)	249,606	447,786	(168,446)	279,340

	CONSOLIDATED
	December 31, 2010	Additions	Write-offs and disposals	Depreciation	June 30, 2011

Land	119,567	-	-	-	119,567
Buildings	12,031	-	-	(1,162)	10,869
Equipment	71,466	4,740	(1,175)	(7,251)	67,780
Transportation equipment	1,661	467	(1)	(587)	1,540
Furniture, fixtures and equipment	453	806	(7)	(1,107)	145
Other	1,206	52	-	(133)	1,125
Work in progress:	43,222	35,092	-	-	78,314
	249,606	41,157	(1,183)	(10,240)	279,340

In the six months ended June 30,2011, there were no significant changes in relation to the financial statements of December 31,2010, note 12.

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12.       LOANS, FINANCINGS & DEBENTURES

Outstanding balance of loans and financings

	HOLDING
	Jun/11			Dec/10
	Current	Non-current	Total	Current	Non-current	Total	Guarantees	Final maturity	Annual interest rate	Monetary adjustment
Financial Institution:
Country
União Federal / Banco do Brasil	332,062	653,325	985,387	316,541	818,359	1,134,900	Gov.Est.S.Paulo and own resources	2014	8.50%	UPR
Debentures 8th Issuance	-	-	-	465,086	-	465,086		2011	10.75%	IGP-M
Debentures 9th Issuance	33,333	204,039	237,372	33,333	198,242	231,575		2015	CDI+2.75 and 12.87%	IPCA
Debentures 10th Issuance	-	283,203	283,203	-	279,497	279,497		2020	TJLP+1.92% (1st and 3rd series) and 9.53% (2nd series)	IPCA
Debentures 11th Issuance	202,500	1,004,356	1,206,856	-	1,205,451	1,205,451		2015	CDI+1.95% (1st series) and CDI+1.4% (2nd series)
Debentures 12th Issuance	-	499,661	499,661	-	499,715	499,715		2025	TR+9.5%
Debentures 13th Issuance	-	599,428	599,428	-	-	-		2012	CDI + 0.65%
Debentures 14th Issuance	-	277,923	277,923	-	-	-		2022	TJLP+1.92% (1st and 3rd série) and 9.19% (2nd série)	IPCA
Caixa Econômica Federal	98,056	748,692	846,748	91,031	783,426	874,457		2011/32	6.8% (weighted)	UPR
Promissory Notes	-	-	-	-	599,755	599,755	Own Resources	2011	CDI + 6.5%
FIDC - Sabesp I	-	-	-	13,889	-	13,889		2011	CDI + 0.70%
(National Bank for Economic and Social Development)- BNDES	43,687	18,797	62,484	43,403	40,518	83,921	Own Resources	2013	3% + TJLP LIMIT 6%
(National Bank for Economic and Social Development)- BNDES Baixada Santista	8,155	122,319	130,474	-	130,474	130,474	Own Resources	2019	2.5% + TJLP LIMIT 6%
(National Bank for Economic and Social Development)– BNDES PAC	3,683	55,318	59,001	1,649	44,352	46,001	Own Resources	2023	2.15% + TJLP LIMIT 6%
(National Bank for Economic and Social Development) – BNDES ONDA LIMPA	4,757	242,242	246,999	-	246,986	246,986	Own Resources	2025	1.92% + TJLP LIMIT 6%
Others	2,117	17,107	19,224	2,816	3,850	6,666	Own Resources	2011/2018/2025	12% / CDI / TJLP+ 6%	UPR
Interests and charges	133,642	-	133,642	141,991	-	141,991
Total Domestic	861,992	4,726,410	5,588,402	1,109,739	4,850,625	5,960,364

FOREIGN CURRENCY
Inter-American Development Bank – BID US$ 335,437 thd.	60,219	462,613	522,832	63,185	511,484	574,669	Federal Government	2016/2017/ 2025/2035	3.00% to 3.52% (i)	Currency Basket Var. + US$
BIRD - US$ 4,741 thd.	-	6,969	6,969	-	5	5		2034	043%	US$
Euro Bonds – US$ 140,000 thd.	-	217,953	217,953	-	232,612	232,612		2016	7.5%	US$
Euro Bonds – US$ 350,000 thd.	-	538,928	538,928	-	576,107	576,107		2020	6.25%	US$
JBIC – Yens 21,320,000 thd.	22,341	391,054	413,395	11,810	425,168	436,978	Federal Government	2029	1.8% and 2.5% (i)	Yens
JICA – Yens 19,169,000 thd.	10,046	361,259	371,305	-	-	-		2029	1.8% and 2.5% (i)	Yens
BID 1983AB – US$ 226,058 thd.	37,376	312,595	349,971	39,893	373,575	413,468		2023	2.4% to 2.9% (i)	US$
Interests and charges	15,901	-	15,901	15,089	-	15,089
Total International	145,883	2,291,371	2,437,254	129,977	2,118,951	2,248,928
TOTAL OF LOANS AND FINANCINGS	1,007,875	7,017,781	8,025,656	1,239,716	6,969,576	8,209,292

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	CONSOLIDATED
	Jun/11			Dec/10
	Current	Non-current	Total	Current	Non-current	Total	Guarantees	Final maturity	Annual interest rate	Monetary adjustment
Financial Institution:
Country
União Federal / Banco do Brasil	332,062	653,325	985,387	316,541	818,359	1,134,900	Gov,Est,S,Paulo and own resources	2014	8.50%	UPR
Debentures 8th Issuance	-	-	-	465,086	-	465,086		2011	10.75%	IGP-M
Debentures 9th Issuance	33,333	204,039	237,372	33,333	198,242	231,575		2015	CDI+2.75% and 12.87%	IPCA
Debentures 10th Issuance	-	283,203	283,203	-	279,497	279,497		2020	TJLP+1.92% (1ª and 3ª séries) and 9.53% (2ª séries)	IPCA
Debentures 11th Issuance	202,500	1,004,356	1,206,856	-	1,205,451	1,205,451		2015	CDI + 1.95% (1ª séries) and CDI + 1.4% (2ª séries)
Debentures 12th Issuance	-	499,661	499,661	-	499,715	499,715		2025	TR + 9.5%
Debentures 13th Issuance	-	599,428	599,428	-	-	-		2012	CDI + 0.65%
Debentures 14th Issuance	-	277,923	277,923	-	-	-		2022	TJLP+1.92% (1st and 3rd série) and 9.19% (2nd serie)	IPCA
Caixa Econômica Federal	98,178	755,872	854,050	91,031	783,426	874,457		2011/32	6.8% (weighted)	UPR
Promissory Notes	-	-	-	-	599,755	599,755	own resources	2011	CDI + 6.5%
FIDC - Sabesp I	-	-	-	13,889	-	13,889	own resources	2011	CDI + 0.70%
(National Bank for Economic and Social Development)- BNDES	43,687	18,797	62,484	43,403	40,518	83,921	own resources	2013	3% + TJLP LIMIT 6%
(National Bank for Economic and Social Development)- BNDES Baixada Santista	8,155	122,319	130,474	-	130,474	130,474	own resources	2019	2.5% + TJLP LIMITE 6%
(National Bank for Economic and Social Development)- BNDES PAC	3,683	55,318	59,001	1,649	44,352	46,001	own resources	2023	2.15% + TJLP LIMIT 6%
(National Bank for Economic and Social Development)- BNDES ONDA LIMPA	4,757	242,242	246,999	-	246,986	246,986	own resources	2025	1.92% + TJLP LIMIT 6%
Mútuo Foz do Brasil	-	80,900	80,900	-	52,896	52,896
Santander	-	-	-	2,427	-	2,427
Others	2,120	17,109	19,229	2,816	3,850	6,666	own resources	2011/2018/2025	12% / CDI / TJLP+ 6%	UPR
Interests and charges	133,642	-	133,642	141,991	-	141,991
Total Domestic	862,117	4,814,492	5,676,609	1,112,166	4,903,521	6,015,687

FOREIGN CURRENCY
Inter-American Development Bank – BID US$ 335,437 thd	60,219	462,613	522,832	63,185	511,484	574,669	Federal Government	2016/2017/ 2025/2035	3.00% to 3.52% (i)	Currency Basket Var. + US$
BIRD - US$ 4,741 thd	-	6,969	6,969	-	5	5		2034	0.43%	US$
Euro Bonds – US$ 140,000 thd	-	217,953	217,953	-	232,612	232,612		2016	7.5%	US$
Euro Bonds – US$ 350,000 thd	-	538,928	538,928	-	576,107	576,107		2020	6.25%	US$
JBIC – Yens 21,320,000 thd	22,341	391,054	413,395	11,810	425,168	436,978	Federal Government	2029	1.8% and 2.5% (i)	Yens
JICA – Yens 19,169,000 thd	10,046	361,259	371,305	-	-	-		2029	1.8% and 2.5% (i)	Yens
BID 1983AB – US$ 226,058 thd	37,376	312,595	349,971	39,893	373,575	413,468		2023	2.4% to 2.9% (i)	US$
Interests and charges	15,901	-	15,901	15,089	-	15,089
Total International	145,883	2,291,371	2,437,254	129,977	2,118,951	2,248,928
TOTAL OF LOANS AND FINANCINGS	1,008,000	7,105,863	8,113,863	1,242,143	7,022,472	8,264,615

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Parity rates as of June 30, 2011: US$ 1.5611; Yen 0.019390 (dec/10- US$ 1.6662; Yen 0.0205).

On June 30, 2011 the Company did not have short term balances of loans and financings.

The Company presented the following activity of loans and financings for the quarter ended on June 30, 2011. The other loans and financings are presented in note 13 do the Annual Financial Statements.

(i)        13th Issue of Debentures:

On January 11, 2011, the Company launched the 13th issue of Simple Debentures, non convertible, of Chirographic Type, in Sole Series, for Public Distribution with Restricted

Underwriting Efforts, under the terms of CVM Instruction 476, which characteristics are the following:

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 Date of Issue: 01/11/2011

 Series: Sole

 Total Amount (R$ Thd) R$ 600,000

 Quantity: 60

 Unit Amount (R$ Thd) R$ 10,000

 Payment of semi-annual remuneration

 Final Amortization: 08/29/2012

 Optional Redemption: partial or total at any time

 Remuneration DI added by :

1th period: 01/11/2011 to 02/26/2011 = 0.65%

2th period: 02/26/2011 to 08/30/2011 = 0.75%

3th period: 08/30/2011 to 03/01/2012 = 0.85%

4th period: 03/01/2012 to 08/29/2012 = 1.25%

The proceeds resulting from the funding of the 13th issue of Debentures were intended to repay the 60 (sixty) Commercial Promissory Notes of the 5th issue of the Company, with maturity date scheduled for 02/26/2011. On January 11, 2011, occurred the final payment of the 5th Issue of the Promissory Notes.

(ii)       JICA

On February 15, 2011, the Company executed with JICA (Japan International Cooperation Agency), the supplemental agreement of the Onda Limpa Program – 1st Phase, nr. BZ-P 18, in the amount of 19,169,000 (nineteen billion, one hundred and sixty-nine million Japanese Yens) equivalent to R$375,904 on March 31, 2011. The proceeds will be used for the execution of works and services in the Metropolitan Region of Santos Coastal Line. The maturity date is 18 years and the interest rate between 1.8% and 2.5% per year.

(iii)      BID

On March 17, 2011, occurred the 1st disbursement of the contract executed on September 3rd, 2011, nr. 2202/OC-BR. The proceeds will be used for the recovery of quality of water in the Rio Tiete basin in the Metropolitan Region of Sao Paulo. The amount of the contract is US$600,000, equivalent to R$977,220, with final maturity in September 2035. Being that in the 1st quarter 2011 occurred the first disbursement of US$1,829, corresponding to R$3,044.

(iv) 14th issue of Debentures

On February 15, 2011 the Company promoted the launch of 100 debentures, upon subscription exclusive by Banco Nacional de Desenvolvimento Economico e Social – BNDES. These debentures were distributed in three series, not convertible into stock by the nominal amount of R$2,753.70, totaling R$275,370. The financial settlement of the operation occurred on April 15, 2011 for all series.

The debentures were placed in the market as follows:

	Number	Restatement	Interests	Interest Pmt	Amortization	Maturity Date

1st Series	28	-	TJLP + 1.92% p.a.	Quarterly until Feb/2014 and monthly after that	Monthly (after March, 2014)	February 2022
2nd Series	30	IPCA	9.19% p.a.	Annual	Annual (after March, 2015)	March 2022
3rd Series	42	-	TJLP + 1.92% p.a.	Quarterly until Feb/2014 and monthly after that	Monthly (after March, 2014)	February 2022

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The resources resulting from this issue are intended to investments of the Company in n in systems of water supply and sewage collection in the projects: ETA Rio Grande, Northern Coastal Area, Vale do Paraiba and Mantiqueira, Basin of Piracicaba-Capivari-Jundiai and Loss Reduction Program.

(v)       8th issue of Debentures

On June 1st, 2011 occurred the final amortization of debentures of 8th issue.

(vi) Variance in the semester

The decrease in the balance was due mainly to drop in the parity of the dollar.

(vii)     Payment Schedule of loans and financings

The total volume of debt to be paid until the end of 2011 is R$ 465,829, being R$ 67,241 the amount indexed to the U.S. dollar and R$ 398,588 the amount of interests and principal of loans denominated in Reais to mature.

	HOLDING
	2011	2012	2013	2014	2015	2016	2017 and thereafter	TOTAL
COUNTRY
Banco do Brasil	162,514	346,434	377,071	99,368	-	-	-	985,387
Caixa Econômica Federal	47,454	103,299	104,692	65,917	43,758	42,343	439,285	846,748
Debentures	33,333	835,706	583,791	392,304	429,677	115,564	714,068	3,104,443
BNDES (National Bank for Economic and Social Development)	21,396	36,901	4,187	-	-	-	-	62,484
BNDES (National Bank for Economic and Social Development)SANTISTA	-	16,309	16,309	16,309	16,309	16,309	48,929	130,474
BNDES (National Bank for Economic and Social Development)PAC	1,668	4,725	5,045	5,045	5,045	5,045	32,428	59,001
BNDES (National Bank for Economic and Social Development) ONDA LIMPA	-	14,250	19,000	19,000	19,000	19,000	156,749	246,999
Others	1,360	978	566	492	555	625	14,648	19,224
Interests and charges	130,863	2,779	-	-	-	-	-	133,642
In national currency	398,588	1,361,381	1,110,661	598,435	514,344	198,886	1,406,107	5,588,402

ABROAD
BID	30,110	60,219	60,219	60,219	60,219	60,219	191,627	522,832
BIRD	-	-	-	-	-	-	6,969	6,969
Eurobonds	-	-	-	-	-	217,953	538,928	756,881
JBIC	21,230	42,415	42,415	42,415	42,415	42,415	551,395	784,700
BID 1983AB	-	37,068	37,068	37,068	37,068	37,068	164,631	349,971
Interest and charges	15,901	-	-	-	-	-	-	15,901
Foreign Currency	67,241	139,702	139,702	139,702	139,702	357,655	1,453,550	2,437,254
Grand Total	465,829	1,501,083	1,250,363	738,137	654,046	556,541	2,859,657	8,025,656

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	CONSOLIDATED
	2011	2012	2013	2014	2015	2016	2017 and thereafter	TOTAL
COUNTRY
Banco do Brasil	162,514	346,434	377,071	99,368	-	-	-	985,387
Caixa Econômica Federal	47,576	103,658	105,051	66,276	44,117	42,702	444,670	854,050
Debentures	33,333	835,706	583,791	392,304	429,677	115,564	714,068	3,104,443
BNDES (National Bank for Economic and Social Development)	21,396	36,901	4,187	-	-	-	-	62,484
BNDES (National Bank for Economic and Social Development)SANTISTA	-	16,309	16,309	16,309	16,309	16,309	48,929	130,474
BNDES (National Bank for Economic and Social Development)PAC	1,668	4,725	5,045	5,045	5,045	5,045	32,428	59,001
BNDES (National Bank for Economic and Social Development) ONDA LIMPA	-	14,250	19,000	19,000	19,000	19,000	156,749	246,999
Mútuo Foz do Brasil	-	80,900	-	-	-	-	-	80,900
Others	1,362	981	566	492	555	625	14,648	19,229
Interests and charges	130,863	2,779	-	-	-	-	-	133,642
In national currency	398,712	1,442,643	1,111,020	598,794	514,703	199,245	1,411,492	5,676,609

ABROAD
BID	30,110	60,219	60,219	60,219	60,219	60,219	191,627	522,832
BIRD	-	-	-	-	-	-	6,969	6,969
Eurobonds	-	-	-	-	-	217,953	538,928	756,881
JBIC	21,230	42,415	42,415	42,415	42,415	42,415	551,395	784,700
BID 1983AB	-	37,068	37,068	37,068	37,068	37,068	164,631	349,971
Interest and charges	15,901	-	-	-	-	-	-	15,901
Foreign Currency	67,241	139,702	139,702	139,702	139,702	357,655	1,453,550	2,437,254
Grand Total	465,953	1,582,345	1,250,722	738,496	654,405	556,900	2,865,042	8,113,863

(viii)    Financial Commitments – “Covenants”

Some contracts of loans and financings have clauses related to the meeting of certain financial ratios that are calculated quarterly.

Debentures 8th , 9th , 11th  e 12th  Issue:

a)      Adjusted current liquidity (current assets divided by current liabilities, excluding from current liabilities the portion recorded as current liabilities of non-current debts contracted by the Company) higher than 1.0; and

b)     Ebitda/Financial expenses equal to, or higher than, 1.5.

Failure to meet the clauses of the covenants shall lead to the early maturity of the contract. The lack of fulfillment of these obligations shall only be characterized when verified in its quarterly financial information, for at least two consecutive quarters, or even for two non consecutive quarters within a twelve-month period.

Upon the lack of observance to the covenants, the fiduciary agent shall convene, within 48 hours from the date it becomes aware of the occurrence, of a general debenture holders´ meeting in order to deliberate on the declaration of early maturity of the debentures.

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Debentures 10th and 14th Issue:

a)      EBITDA/ROL: equal to, or higher than,  38%;

b)     EBITDA/Financial expenses: equal to, or higher than, 2.35%; and

c)      Net Banking Debt/Ebitda: equal to, or higher than, 3.65%.

Caixa Econômica Federal – Pro-Sanitation Program:

By means of the Performance Improvement Agreement, targets are set for financial and operating indicators (loss of invoicing, revenues evasion, cash availability and reduction of days of account receivable) that, based on the last two years, are projected annually for the upcoming five years.

Non fulfillment of 5 out 8 clauses of covenants shall trigger the early maturity of the contract.

Debentures 13th  Issue:

a)      The ratio obtained by the division of the Total Debt by the EBITDA shall be lower than or equal to 3.65; and

b)      The ratio obtained by the division of the EBITDA by the Financial Expenses shall be equal to, or higher than, 1.5.

BNDES:

a)      Adjusted current liquidity: higher than 1.0;

b)     Ebitda / Net Operating Revenue: higher than or equal to 38%;

c)      Total connections (water and sewage) /headcount: higher than or equal to 520;

d)     Ebitda /Debt service: higher than or equal to 1.5; e

e)      Net Worth/Total Liabilities: higher than or equal to 0.8.

Non fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

Eurobonds:

Limit the contracting of new debts in such a way that:

a)      The total adjusted debt to Ebitda shall not be higher than 3.65; and

b)     The Company’s interest coverage ratio, determined at the date of incursion of this debt, is not lower than 2.35.

Non fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

Banco Interamericano de Desenvolvimento (BID):

The contracts 713, 896, 1.212 and 2.202 - The tariffs may:

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a)      Produce revenue enough to cover the expenses with system exploration, including those related to the management, operation, maintenance and depreciation;

b)     Provide a profitability on fixed assets higher than 7%; and

c)      During the execution of the Project, the balances of the loans contracted for short term shall be higher than 8.5% to net worth.

Non fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

On June 30, 2011, the Company met the requirements included in its loan and financing contracts.

The Company has obtained from BNDES, exceptionally, the suspension for 13 months, as of December, 2010, of the requirement to fulfill the special obligations set forth by the contracts.

13.       TAXES AND CONTRIBUTIONS

a)         Current assets

The item taxes recoverable of current assets is comprised by amounts of negative balance of income tax and social contribution and amounts related to income tax withheld on financial investments. The balance on June 30, 2011 was R$26,324 (R$108,675 on December 31, 2010), the reduction of  R$82,351 in the balance occurred as a result of the offset of amounts related to negative balance of income tax and social contribution of the year 2010 with amounts payable of the same taxes of year 2011.

b)         Liabilities

	HOLDING
	Current		Non current
	Jun/11	Dec/10	Jun/11	Dec/10
Income tax and social contribution	28,466	-	-	-
Cofins and pasep	50,908	48,149	-	-
Paes	36,040	35,364	36,040	53,045
INSS	27,222	24,112	-	-
Others	13,528	50,143	-	-
Total	156,164	157,768	36,040	53,045

	CONSOLIDATED
	Current		Non-current
	Jun//11	Dec/10	Jun/11	Dec/10
Income tax and social contribution	28,527	-	-	-
Cofins and pasep	50,919	48.149	-	-
Paes	36,040	35.364	36,040	53.045
INSS	27,222	24.112	-	-
Others	13,847	50.425	-	-
Total	156,555	158.050	36,040	53.045

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The reduction in the current liabilities of R$1,495 occurred mainly as a result of the reduction in the balance of item “Others”, referring to income tax withheld, in the amount of R$33,032, calculated on interests on shareholders’ equity declared in December, 2010, being that the payment of the referred tax was made in January, 2011. This decrease was offset by IRPJ and CSLL payable on June 30, 2011 in the amount of R$28,466.

The reduction of R$17,006 in non current liabilities occurred as a result of the payment flow and adequacy of the short term and long term balance of the Special Program (Paes) of the holding, according to the information below.

The company applied for the Special Installment Payment Request (Paes) on July 15, 2003, pursuant Law nr. 10684 of May 30, 2003, including in this application the debts related to the Cofins and to the Pasep involved in judicial lawsuit against the application of Law nr. 9718/98 and consolidated the remaining balance of the Tax Recovery Program (Refis). The total amount included in the Paes was R$316,953, as follows:

Tax	Principal	Penalty	Interests	Total
COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

The debt is being paid in 120 months. The amounts paid in the 1st semester, 2011 and in the year 2010 were R$17,878 and R$34,744, respectively. Financial expenses were recorded in the amount of R$732 in the 2nd quarter of 2011 (R$1,070 in the 2nd quarter, 2010) and R$1,549 of 1st semester of 2011 (R$2,225 1st semester, 2010). The outstanding debt on June 30, 2011 was R$72,080. The assets granted in guarantee to the previous Refis Program, in the amount of R$249,034 continue to guarantee the amounts of the Paes Program.

14.       DEFERRED TAXES AND CONTRIBUTIONS

(a)        Balances

	Holding		Consolidated
	Jun/11	Dec/10	Jun/11	Dec/10
Deferred income tax asset
Provision for contingencies	554,142	539,394	554,142	539,394
Social security obligations –G1	171,249	162,552	171,249	162,552
Social security obligations –G0	85,271	85,271	85,271	85,271
Donation of assets related to the concession contracts	38,213	38,213	38,213	38,213
Others	193,365	177,816	196,416	179,356
Total deferred tax asset	1,042,240	1,003,246	1,045,291	1,004,786

Deferred income tax liability
Temporary difference on concession of intangible asset	(699,580)	(711,283)	(699,580)	(711,283)
Capitalization of loan costs	(143,707)	(102,339)	(143,707)	(102,339)
Income– public entities	(76,903)	(72,968)	(76,903)	(72,968)
Others	(46,355)	(38,743)	(48,850)	(39,756)
Total deferred tax liability	(966,545)	(925,333)	(969,039)	(926,346)

Deferred Tax asset (liability) in the balance sheet	75,695	77,913	76,252	78,440

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The increase to the balance of deferred tax asset, in the amount of  R$40,505 occurred as a result from the calculation of the tax on the higher provision for losses related to the sale of water in wholesale (note 7(c)), of provisions for contingency losses (note 16) and social security obligations G1 (note 15(i)).

The increase in the balance of deferred tax liability, in the amount of R$42,693 occurred mainly as a result of the calculation of the deferred tax on the capitalization of costs from loans.

(b)       Conciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the interim financial statements are reconciled to the statutory rates provided for in law, as shown below:

	Holding
	Apr-Jun/11	Jan-Jun/11	Apr-Jun/10	Jan-Jun/10
	692,997	1,071,724	483,956	962,846
Income before taxes on income	34%	34%	34%	34%
Statutory rate	(235,619)	(364,386)	(164,545)	(327,368)
Tax expense at statutory rate
Permanent differences	(18)	(67,276)	(10,544)	(25,905)
Provision Act 4819/58 (i)	23,379	23,379	-	-
Earnings in cash	(1,092)	(1,000)	10,582	8,921
Other differences	(213,350)	(409,283)	(164,507)	(344,352)
Income tax and social contribution
Current income tax and social contribution	(197,704)	(407,018)	(198,095)	(435,026)
Deferred income tax and social contribution	(15,646)	(2,265)	33,588	90,674
Effective tax rate	31%	38%	34%	36%

	Consolidated
	Apr-Jun/11	Jan-Jun/11	Apr-Jun/10	Jan-Jun/10
	693,132	1,071,822	483,956	962,846
Income before taxes on income	34%	34%	34%	34%
Statutory rate	(235,665)	(364,419)	(164,545)	(327,368)
Tax expense at statutory rate
Permanent differences	(18)	(67,276)	(10,544)	(25,905)
Provision Act 4819/58 (i)	23,379	23,379	-	-
Earnings in cash	(1,181)	(1,065)	10,582	8,921
Other differences	(213,485)	(409,381)	(164,507)	(344,352)
Income tax and social contribution
Current income tax and social contribution	(197,832)	(407,146)	(198,095)	(435,026)
Deferred income tax and social contribution	(15,653)	(2,235)	33,588	90,674
Effective tax rate	31%	38%	34%	36%

(i)            Permanent difference related to the provision referring to the actuarial obligation (note 8 (vii)).

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Transitional Tax Regime – RTT

For the purposes of calculation of income tax and social contribution on net income of the years of 2009 and 2008, the Company and its subsidiaries adopted the RTT, which allows the legal entity to eliminate the accounting effects of the Law 11.638/07 and Provisional Measure 449/08, converted into Law 11.941/09, by the registers in the fiscal books - LALUR and auxiliary controls, without any change in the accounting books.

In 2011, the Company also adopted the same tax practices adopted in 2008, 2009 and 2010, since the RTT shall be in force until the enacting of the Law that rules the tax effects of the new accounting standards, seeking the tax neutrality.

15.       BENEFITS TO EMPLOYEES

(a)        Assistance Plan

Managed by Fundação SABESP de Seguridade Social – Sabesprev, it is constituted by optional health plan, of free choice, kept by contributions from the sponsor and the participants, which were the following in the period:

From the Company: 7.4%, on average, on the payroll;

From the participants: 3.21%, on base salary and bonus, which corresponds to the average of 1.4% on the payroll.

(b)       The amounts recorded in the balance are the following:

Funded Plan – G1
Social security obligations in December, 2010	487,332
Expenses recorded in 2011	25,578
Social security obligations in June 2011	512,910

Unfunded Plan – G0
Social security obligations in December, 2010	1,316,706
Actuarial losses calculated in December 31, 2010 (ii)	157,527
Expenses recorded in 2011	26,562
Social security obligations in June, 2011	1,500,795
Total	2,013,705

(i)        Plan G1

Managed by Fundação SABESP de Seguridade Social – Sabesprev, the defined benefit plan (“Plano G1”) receives monthly contributions as follows: 2.0% from the Company and 2.2% from the participants.

In June 30, 2011, the Company had a net actuarial obligation of R$512,910 (Dec/10 – R$487,332) that represents the difference between the present value of the Company´s obligations related to the participants that are employees, retirees and pensioners and the fair value of the related assets, and unrecognized actuarial gains.

With the purpose to settle the debt referring to the Defined Benefit Plan (BD) G1, as of July, 2010, Sabesp and SABESPREV have structured a process through which the participants could elect to change from the Defined Benefit Plan to Defined Contribution Plan, the SABESPREV Mais.

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The period for migrating the plan, from July to November, 2010, was suspended through preliminary injunction granted by the Court of Justice of the State of Sao Paulo on October 20, 2010, until the allegations from the parties involved are analyzed.

(ii)       Plan G0

The Company makes payments, due to judicial decision, of pension and retirement supplemental plan to former employees and pensioners provided by Law nr. 4819/58. These amounts are recorded as accounts receivable from shareholders, limiting to the amounts recognized as due by the Government of the State.

In June 30, 2011, the Company had an obligation to the Plan G0 of R$1,500,795 (Dec/10 – R$1,316,706). In the period from January to June, 2011, the additional amount of R$157,527, referring to the amortization of actuarial gains and losses, corresponding to the portion that exceeded 10% of the present value of the actuarial obligation (corridor) of the calculation of December, 2010.

(c)        Profit Sharing

Based on the negotiations held between the Company and the entities that represent the functional class, it was implemented the Profit Sharing Plan, considering the period from January to December, 2010, with the distribution of the amount corresponding to one payroll, upon the setting of targets. In the second quarter, 2011 it was accrued the amount of R$15,253 (second quarter of 2010 – R$14,925).

16.       PROVISIONS FOR CONTINGENCIES

Management, based on a joint analysis with its legal counsel, made a provision whose amount was considered sufficient to cover probable losses on lawsuits. The amounts related to lawsuits in the sentence execution stage, recorded in current liabilities, under the caption “Provisions”, of R$737,846 (Dec/2010 - R$766,603), and the amounts recorded in non-current liabilities, under the caption “Provisions”, of  R$777,278 (Dec/2010 - R$693.227). The amount paid in the first semester of 2011 was R$ 66,194.

	HOLDING AND CONSOLIDATED
	Dec/10	Additions	Deductions	Interest, adjustments Monetary and reversals	Jun/11
Customers (i)	770,205	76,967	(70,116)	14,118	791,174
Suppliers (ii)	372,889	4,287	(68)	14,041	391,149
Other civil lawsuits (iii)	175,932	14,626	(15,562)	3,711	178,707
Tax (iv)	58,658	5,565	(705)	8,109	71,627
Labor (v)	137,232	23,231	(13,639)	7,016	153,840
Environmental (vi)	65,095	4,570	(23,506)	(2,825)	43,334
Subtotal	1,580,011	129,246	(123,596)	44,170	1,629,831
Judicial deposits	(120,181)	(5,322)	13,533	(2,737)	(114,707)
Total	1,459,830	123,924	(110,063)	41,433	1,515,124

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The main variations in the period additions related to new processes with customers and the change in expectation of loss related to labor and, in the case of low due to the revised estimate and agreement occurred in the environmental sphere.

(i)        Customers - Approximately 1,600 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by Sabesp. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized provisions when the likelihood of loss is considered probable.

(ii)       Suppliers - Suppliers’ claims include lawsuits filed by some building companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the likelihood of loss is considered probable.

(iii)      Other civil lawsuits - refer mainly to indemnity claims for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when classified as probable losses.

(iv)      Tax lawsuits - the provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal counsel, duly accrued when classified as probable losses.

(v)       Labor lawsuits - the Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as a probable loss and accordingly a provision was recognized.

(vi)      Environmental lawsuits - refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental - Cetesb and the São Paulo State Public Prosecution Office for the imposition of fines for environmental damages allegedly caused by the Company. The amounts recognized in provision do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which such lawsuits are and Management’s impossibility to reasonably estimate the amounts of future disbursements.

Lawsuits with possible likelihood of loss

The Company is a party to lawsuits and administrative proceedings related to environmental, tax, civil and labor lawsuits, which are considered by its legal counsel as possible losses, and are not recorded in the books. The amount attributed to these lawsuits and proceedings is approximately R$2,482,900 as of June 30, 2011 (Dec/2010 - R$2,297,900).

The other information is presented in annual financial statements of December 31, 2010.

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17.       REVENUE

(a)        Gross Sales of Goods and Services

	HOLDING
	2st qtr/11	1st sem/11	2st qtr/10	1st sem/10
Metropolitan Region of São Paulo	1,484,456	2,926,123	1,410,365	2,755,446
Regional systems(i)	500,949	1,049,112	454,175	953,601
Total (ii)	1,985,405	3,975,235	1,864,540	3,709,047

	CONSOLIDATED
	2st qtr/11	1st sem/11	2st qtr/10	1st sem/10
Metropolitan Region of São Paulo	1,484,456	2,926,123	1,410,365	2,755,446
Regional systems(i)	502,723	1,051,930	454,175	953,601
Total (ii)	1,987,179	3,978,053	1,864,540	3,709,047

(i)        Comprises the municipalities operated in the Interior of the State of São Paulo.

(ii)       The gross operating revenue from sales and services presented an increase of 7.2%  in the first semester of 2011 when compared to the first semester of 2010, due mainly to the tariff increase of 4.05% occurred in September, 2010 and increase in volume of 3.0%.

(b)       Reconciliation of gross revenue to net

	HOLDING
	2st qtr/11	1st sem/11	2st qtr/10	1st sem/10
Gross revenues from sales and/or services	1,985,405	3,975,235	1,864,540	3,709,047
Revenues from Construction	498,539	948,711	542,622	994,855
Sales taxes	(144,160)	(289,540)	(134,665)	(268,270)
Net revenue	2,339,783	4,634,406	2,272,497	4,435,632

	CONSOLIDATED
	2st qtr/11	1st sem/11	2st qtr/10	1st sem/10
Gross revenues from sales and/or services	1,987,179	3,978,053	1,864,540	3,709,047
Revenues from Construction	498,635	948,823	542,622	994,855
Sales taxes	(144,248)	(289,620)	(134,665)	(268,270)
Net recenue	2,341,566	4,637,256	2,272,497	4,435,632

18.          OPERATING COSTS AND EXPENSES

	HOLDING
Description	2st Qtr/11	1st Sem/11	2st Qtr/10	2st Sem/10
Cost of sales and services provided:
Wages and taxes	289,501	551,075	253,912	485,249
Pension obligations (i)	11,970	23,446	4,835	9,459
Construction costs	486,314	925,729	530,644	972,262
General supplies	31,512	66,181	29,606	60,623
Treatment supplies	35,961	81,566	31,085	67,139
Party services	171,057	302,685	169,106	302,091
Electricity	150,873	291,817	129,293	258,945
General expenses	90,629	174,749	11,696	22,365
Depreciation and amortization	169,897	388,243	141,371	278,311
	1,437,714	2,805,491	1,301,548	2,456,444
Selling expenses
Wages and taxes	52,338	98,248	48,294	91,798
Pension obligations (i)	1,959	3,921	920	2,110
General supplies	1,910	3,650	1,341	2,989
Party services	37,730	109,289	68,932	111,726
Electricity	163	334	189	402
General expenses	17,629	37,840	15,731	31,193
Depreciation and amortization	617	4,149	1,203	2,467
Allowance for doubtful accounts, net of recoveries (note7(c))	42,971	76,107	77,831	88,266
	155,317	333,538	214,441	330,951
Administrative expenses:
Wages and taxes	39,931	75,262	41,377	72,901
Pension obligations (i)	16,449	216,678	46,615	91,695
General supplies	1,151	1,899	1,335	3,015
Party services	23,819	52,077	36,546	76,123
Electricity	282	474	294	673
General expenses	48,720	71,842	8,611	55,210
Depreciation and amortization	5,714	11,932	6,156	10,980
Tax expenditure	10,153	37,537	11,711	38,819
	146,219	467,701	152,645	349,416
Costs, and selling and administrative expenses:
Wages and taxes	381,770	724,585	343,583	649,948
Pension obligations (i)	30,378	244,045	52,370	103,264
Construction costs	486,314	925,729	530,644	972,262
General supplies	34,573	71,730	32,282	66,627
Treatment supplies	35,961	81,566	31,085	67,139
Party services	232,606	464,051	274,584	489,940
Electricity	151,318	292,625	129,776	260,020
General expenses (ii)	156,978	284,431	36,038	108,768
Depreciation and amortization (iii)	176,228	404,324	148,730	291,758
Tax expenditure	10,153	37,537	11,711	38,819
Allowance for doubtful accounts, net of recoveries (note7(c))	42,971	76,107	77,831	88,266
	1,739,250	3,606,730	1,668,634	3,136,811

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	CONSOLIDATED
Description	2st Qtr/11	1st Sem/11	2st Qtr/10	2st Sem/10
Cost of sales and services provided:
Wages and taxes	289,659	551,366	253,912	485,248
Pension obligations (i)	11,970	23,446	4,835	9,460
Construction costs	486,890	926,319	530,644	972,262
General supplies	31,547	66,268	29,606	60,623
Treatment supplies	35,991	81,623	31,085	67,139
Party services	171,257	303,020	169,106	302,091
Electricity	151,124	292,309	129,293	258,945
General expenses	90,805	174,969	11,696	22,365
Depreciation and amortization	169,903	388,250	141,371	278,311
	1,439,146	2,807,570	1,301,548	2,456,444
Selling expenses
Wages and taxes	52,402	98,333	48,294	91,798
Pension obligations (i)	1,959	3,921	920	2,110
General supplies	1,910	3,650	1,341	2,989
Party services	37,739	109,304	68,932	111,726
Electricity	163	334	189	402
General expenses	17,631	37,843	15,731	31,193
Depreciation and amortization	617	4,149	1,203	2,467
Allowance for doubtful accounts, net of recoveries (note7(c))	42,971	76,107	77,831	88,266
	155,392	333,641	214,441	330,951
Administrative expenses:
Wages and taxes	40,527	76,557	41,458	73,086
Pension obligations (i)	16,449	216,678	46,615	91,695
General supplies	1,178	1,961	1,337	3,019
Party services	24,339	53,002	36,568	76,161
Electricity	283	477	294	673
General expenses	48,859	72,158	8,626	55,244
Depreciation and amortization	5,719	11,940	6,157	10,981
Tax expenditure	10,207	37,638	11,711	38,819
	147,561	470,411	152,766	349,678
Costs, and selling and administrative expenses:
Wages and taxes	382,588	726,256	343,664	650,132
Pension obligations (i)	30,378	244,045	52,370	103,265
Construction costs	486,890	926,319	530,644	972,262
General supplies	34,635	71,879	32,284	66,631
Treatment supplies	35,991	81,623	31,085	67,139
Party services	233,335	465,326	274,606	489,978
Electricity	151,570	293,120	129,776	260,020
General expenses (ii)	157,295	284,970	36,053	108,802
Depreciation and amortization (iii)	176,239	404,339	148,731	291,759
Tax expenditure	10,207	37,638	11,711	38,819
Allowance for doubtful accounts, net of recoveries (note7(c))	42,971	76,107	77,831	88,266
	1,742,099	3,611,622	1,668,755	3,137,073

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(i)        Increase occurred in social security obligations due to the increase in the actuarial liability related to the benefits of supplement to retirement and pension granted by State Law nr. 4819/58 (Plan G0) in the amount of R$157,527 with impact in January 1st, 2011.

(ii)       Increase in general expenses caused by the participation of 7.5% of gross revenue of the capital as expected in the agreement with the municipality of Sao Paulo.

(iii)      Increase in amortization resulting from the adequacy of the amortization period between the useful life of the item or the effectiveness of the contract, whichever is lower.

19.          OPERATING INCOME AND EXPENSES

	HOLDING
Description	2st Qtr/11	1st Sem/11	2st Qtr/10	2st Sem/10
Cost of sales and services provided:
Interest and charges on loans and financing - local currency	(75,799)	(195,929)	(101,349)	(182,896)
Interest and charges on loans and financing - foreign currency	(17,883)	(37,149)	(11,798)	(27,481)
Other financial expenses	(12,465)	(37,253)	(35,896)	(68,837)
Income tax on shipping abroad	(2,613)	(4,512)	(928)	(1,640)
Monetary variation on loans and financing	(15,060)	(34,826)	(22,805)	(48,837)
Other Monetary variation	(145)	(5,156)	(2,459)	(13,903)
Financial Provisions for contingencies	(24,272)	(44,170)	(22,263)	(112,326)
Total financial expenses	(148,237)	(358,995)	(197,498)	(455,920)

Financial income:
Monetary variation gains	30,302	47,398	47,583	70,864
Income from financial investments	80,177	141,522	28,517	46,221
Interest and others	19,098	36,602	19,826	42,097
Total financial income	129,577	225,522	95,926	159,182

Financial net before the exchange rate changes	(18,660)	(133,473)	(101,572)	(296,738)
Exchange rate changes, net:
Exchange variation on loans and financing (i)	74,251	143,348	(18,409)	(42,623)
Other Exchange rate changes	(8)	(8)	(69)	(160)
Active Exchange variation	(10,032)	(14,950)	54	129
	64,211	128,390	(18,424)	(42,654)

Net financial	45,551	(5,083)	(119,996)	(339,392)

	CONSOLIDATED
Description	2st Qtr/11	1st Sem/11	2st Qtr/10	2st Sem/10
Cost of sales and services provided:
Interest and charges on loans and financing - local currency	(75,963)	(196,169)	(101,349)	(182,896)
Interest and charges on loans and financing - foreign currency	(17,883)	(37,149)	(11,798)	(27,481)
Other financial expenses	(12,469)	(37,274)	(35,896)	(68,837)
Income tax on shipping abroad	(2,613)	(4,512)	(928)	(1,640)
Monetary variation on loans and financing	(15,060)	(34,826)	(22,805)	(48,837)
Other Monetary variation	(145)	(5,156)	(2,459)	(13,903)
Financial Provisions for contingencies	(24,272)	(44,170)	(22,263)	(112,326)
Total financial expenses	(148,405)	(359,256)	(197,498)	(455,920)

Financial income:
Monetary variation gains	30,303	47,407	47,583	70,864
Income from financial investments	80,220	141,580	28,531	46,259
Interest and others	19,107	36,624	19,826	42,097
Total financial income	129,630	225,611	95,940	159,220

Financial net before the exchange rate changes	(18,775)	(133,645)	(101,558)	(296,700)
Exchange rate changes, net:
Exchange variation on loans and financing (i)	74,251	143,348	(18,409)	(42,623)
Other Exchange rate changes	(8)	(8)	(69)	(160)
Active Exchange variation	(10,030)	(14,947)	54	129
	64,213	128,393	(18,424)	(42,654)

Net financial	45,438	(5,252)	(119,982)	(339,354)

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(i)        Decrease in foreign exchange variation on external loans and financings generating negative impact resulting from the devaluation of the North-American dollar in 2011 compared to a valuation in 2010.

20.       OTHER OPERATING INCOME (EXPENSES), NET

The break-down of “other operating income (expenses), net” is the following:

	HOLDING
	2ndQ/11	1stS/11	2ndQ/10	1stS/10
Other operating income (i)	60,535	66,324	13,588	19,353
Cofins e pasep	(5,599)	(6,135)	(1,590)	(2,259)
Other operating income net	54,936	60,189	11,998	17,094
Other operating expenses	(6,737)	(8,806)	(11,802)	(13,453)
Other operating income (expenses), net	48,199	51,383	196	3,641

	CONSOLIDATED
	2ndQ/11	1stS/11	2ndQ/10	1stS/10
Other operating income (i)	60,563	66,381	13,588	19,353
Cofins e pasep	(5,599)	(6,135)	(1,590)	(2,259)
Other operating income net	54,964	60,246	11,998	17,094
Other operating expenses	(6,737)	(8,806)	(11,802)	(13,453)
Other operating income (expenses), net	48,227	51,440	196	3,641

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Other operating income are comprised by sale of fixed assets, sales of public notices, as well as indemnifications and reimbursement of expenses, lease of real estate, water for reuse, Pura and Aqua log’s projects and services.

Other operating expenses are substantially comprised by write-off of fixed assets due to obsolescence, discontinued works, non productive wells, economic unviable projects and loss of fixed assets.

(i)        Other operating revenue presented an increase mainly due to the adherence to the contract  of Alienation of Exclusivity Right of deposits of payments of the employees of Sabesp with Nossa Caixa and Banco do Brasil.

21.       BUSINESS SEGMENT INFORMATION

The Company's management has defined operating segments based  on  account balances in  Brazilian GAAP, used  for making strategic decisions.

The Company's management considers the deal  as  providing  water and sewer service. No  operating segment was  added.

Information by  business segment for  the period ended June 30, 2011 are as follows:

	CONSOLIDATED
	January to June of 2011
	Water	Sewer	Reconciliation to Financial Statements	Balance according to the Financial Statements

Gross revenue from sales and services – from external customers	2,201,692	1,776,361	948,823	4,926,876

Deductions	(160,277)	(129,343)	-	(289,620)

Net sales and services - from external customers	2,041,415	1,647,018	948,823	4,637,256

Costs and expenses Selling and administrative	(1,697,941)	(987,362)	(926,319)	(3,611,622)

Operating profit before other expenses Net operating	343,474	659,656	22,504	1,025,634

Other operating expenses				51,440

Profit from operations before financial and tax				1,077,074

Depreciation and amortization	226,302	178,037	-	404,339

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Information by business segment for the period ended June 30, 2010 are as follows:

	CONSOLIDATED
	January to June of 2010
	Water	Sewer	Reconciliation to Financial Statements	Balance according to the Financial Statements

Gross revenue from sales and services - from external customers	2,144,900	1,645,161	913,841	4,703,902

Deductions	(151,821)	(116,449)	-	(268,270)

Net sales and services - from external customers	1,993,079	1,528,712	913,841	4,435,632

Costs and expenses Selling and administrative	(1,415,274)	(761,926)	(959,873)	(3,137,073)

Operating profit before other expenses Net operating	577,805	766,786	(46,032)	1,298,559

Other operating expenses				3,641

Profit from operations before financial and tax				1,302,200

Depreciation and amortization	160,993	133,816	(3,050)	291,759

Operating profit of the parent totals the amount of R$ 1,076,807 (Jun/2010 - R$ 1,302,238), being the difference of R$ 267 (Jun/2010 - R$38) represented by the financial results and income tax and social contribution of controlled together.

The adjustments in gross revenue from sales and services are as follows:

	January to June
	2011	2010

Reclassificação de receitas que não são consideradas virtualmente certas (a)	-	(81,014)
Receita bruta de construção referente ao ICPC 1 (b)	948,823	994,855
	948,823	913,841

Adjustments to cost, selling expenses and administrative expenses are as follows:

	January to June
	2011	2010

Reclassification of allowance for losses (a)	-	81,014
Construction cost related to the ICPC 1 (b)	(926,319)	(972,262)
Other adjustments (c)	-	(68,625)
	(926,319)	(959,873)

(a)        Reclassification for services rendered at wholesale to municipalities in the metropolitan region of Sao Paulo, whose receipt is virtually certain and that should not be recognized as revenue for CPC / IFRS.

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(b)       The revenue of construction is recognized as CPC 17, "Construction Contracts (IAS 11) using the percentage method of execution.

(c)        Other adjustments relate primarily to pension plans, taxes, depreciation, amortization, capitalization of borrowing costs and donations.

22.       EQUITY

(a) Authorized capital

The Company is authorized to increase its capital up to the limit of $ 10,000,000 (Dec/10 - R$10,000,000) by the Board of Directors and Audit Committee heard.

(b) Capital subscribed and paid

The subscribed and paid-up consists of 227,836,623 ordinary shares (Dec/10 - 227,836,623), book entry shares, without par value, as follows:

	Number of shares	%
Department of Finance	114,508,082	50.26
Brazilian Clearing and Depository	50,783,040	22.29
The Bank Of New York ADR Department (equivalente in shares) (*)	61,921,380	27.18
Other	624,121	0.27
	227,836,623	100.00

(*) each ADR equals two shares

The additional dividend proposed, in the amount of R$68,761, referring to the fiscal year of 2010, was approved in the General Shareholders’ Meeting of April 28, 2011.

Further information on equity, such as remuneration to shareholders, object and purpose of reserves are found in footnote 18 of the Annual Financial Statements December 31, 2010.

23. EARNINGS PER SHARE

(a)        Basic and diluted

Basic earnings per share is calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares issued during the.

	2ndQ/2011	2ndQ/2010

Profit attributable to shareholders	479,647	319,449
Weighted average number of common shares issued	227,836,623	227,836,623

Basic and diluted earnings per share (dollars per share)	2.10522	1.40210

The Company had no potential common shares outstanding, such as debt convertible into common shares. Thus, the basic and diluted earnings per share are the same.

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24.       COMMITMENTS

(i) operational Rentals

On June 30, 2011, rents have contracted operational require minimum payments as follows:

2011	43,650
2012	58,427
2013	45,260
2014	11,482
Total	158,819

The rental expenses for the periods ended June 30, 2011 and 2010 were R$9,138 and R$7,338, respectively. The figures refer to the following accounts: real estate rentals, rental of machinery and equipment, rental of computer equipment, car rentals, automotive equipment rental and leasing of copying machines. The contracts of lease operating close in 2014.

(ii)       Electricity

The Company has  long-term contracts for  firm commitments with suppliers of  electricity  for own use. On  June 30, 2011 the main values  of  contracts  of this type are as follows:

2011	200,278
2012	161,958
2013	88,987
2014	85,205
2015	80,589
Total	617,017

The cost of electricity for the periods ended June 30, 2011 and 2010 were R$ 151,387 and R$129,851 respectively. The agreements contain strong demand in 2015.

25.       CONTRACTING WITH THE MUNICIPALITY OF SÃO PAULO

No change or relevant information, according to note 26 of the Annual Financial Statements December 31, 2010.

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OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

1.         EVOLUTION OF THE INVOLVEMENT OF DRIVER, DIRECTORS AND OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES Position at June 30, 2011
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,082	50.3%	114,508,082	50.3%
Management
Board of Directors	2,010	0	2,010	0
Executive Board	603	0	603	0

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,510,695	50.3%	114,510,695	50.3%

Outstanding Shares	113,325,928	49.7%	113,325,928	49.7%

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES Position at June 30, 2010
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,083	50.3%	114,508,083	50.3%
Management
Board of Directors	5,209	0	5,209	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,513,292	50.3%	114,513,292	50.3%

Outstanding Shares	113,323,331	49.7%	113,323,331	49.7%

                                                              Page: 70

ITR - QUARTERLY INFORMATION     06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

2.  SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF SHARES OF EACH CATEGORY AND CLASS OF SHARES OF THE COMPANY, UP TO THE LEVEL OF INDIVIDUAL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position at June 30, 2011 (In Shares)
	Common Shares		Total
Shareholder	Number	%	Number	%
State Finance Department	114,508,082	50.3	114,508,082	50.3

                                                              Page: 71

ITR - QUARTERLY INFORMATION     06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Opinions and Statements / Report of the Special Review-Without Reservation

Companhia de Saneamento

Básico do Estado de São Paulo - SABESP

Quarterly Information (ITR) at

 June 30, 2011

and Report on Review of

Quarterly Information

Report on Review of Quarterly Information

To the Board of Directors and Stockholders

Companhia de Saneamento Básico do

Estado de São Paulo – SABESP

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, included in the Quarterly Information Form (ITR)  for the quarter ended June 30, 2011, comprising the balance sheet at that date and the statements of income for the quarter and six-month period then ended, as well as the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

                                                              Page: 72

ITR - QUARTERLY INFORMATION     06/30/2011 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Conclusion on the parent company

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Interim statements of

value added

We have also reviewed the parent company and consolidated interim statements of value added for the six-month period ended June 30, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been properly prepared, in all material respects, in relation to the parent company and consolidated interim accounting information taken as a whole.

São Paulo, August 11, 2011

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Valdir Renato Coscodai

Accountant CRC 1SP165875/O-6

                                                              Page: 73

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 29, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.